SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 21, 2017
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2016 to December 31, 2016)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

I. Corporate Generals

1. Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business and internet multimedia broadcasting business

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, device or facilities;

6.	Advertisement business;

7.	Retail business via telephone, mail order or online;

8.	IT facility construction business, electrical construction business and fire protection facility business

9.	Real estate and housing business

9(1).	Business facilities management and business support service industry

10.	Electronic banking and finance business;

11.	Education and learning service business;

12.	Security service business (Machinery system surveillance service, Facilities security service, etc);

13.	Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 12

14.	Frequency-based telecommunications services and other telecommunications services

15.	Value-added telecommunications business

16.	Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games

17.	Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services

18.	Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17

19.	Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18

20.	Tourism

21.	(Deleted)

22.	New and renewable energy, energy generation business and electrical system design business

23.	Health Informatics business

24.	Manufacture of communication equipment, device or facilities for military purpose

25.	Energy diagnostics business, professional business relating to energy conservation, and any and all other business in the field of energy use rationalization

26.	Information securities, any and all other business in the field of identification service

27.	Activities of management consultancy

28.	Warehousing and storage

29.	Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

2. History

A. Changes since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

90 Bulljeong-ro

Bundang-gu, Seongnam-city

Gyeonggi-do 13606

Korea

(3) Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, in which KT held a 54.25% interest, and on June 1, 2009, the merger was completed.

•	At the annual general shareholders’ meeting held on March 11, 2011, KT’s shareholders approved the addition of the health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, devices and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the Chief Executive Officer (“CEO”) and President of KT at the annual general shareholders’ meeting held on March 16, 2012.

•	At the annual general shareholders’ meeting held on March 15, 2013, KT’s shareholders approved the addition of energy inspection, energy conservation, and the energy use rationalization business to KT’s business objectives.

•	Mr. Chang-Gyu Hwang was elected as the CEO and President of KT at the extraordinary general shareholders’ meeting held on January 27, 2014.

•	At the annual general shareholders’ meeting held on March 25, 2016, KT’s shareholders approved the addition of Information securities, any and all other business in the field of identification service.

•

Mr. Chang-Gyu Hwang was re-elected as the CEO and President of KT at the annual general shareholders’ meeting held on March 24, 2017. KT’s shareholders approved the addition of fire protection facility business, electrical system design business, activities of management consultancy, and warehousing & storage

3. Total Number of Shares and Related Matters

A. Total Number of Shares

	(As of December 31, 2016)	(Unit: Shares)
	Category	Type of Shares
		Shares	Total
	I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
	II. Total Number of Issued Shares	312,899,767	312,899,767
	III. Total Number of Reduced Shares	51,787,959	51,787,959
Details of Reduced Shares	1. Reduction of Capital	—	—
	2. Share Retirement	51,787,959	51,787,959
	3. Redemption of Redeemable Shares	—	—
	4. Other	—	—
	IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
	V. Number of Treasury Shares	16,140,165	16,140,165
	VI. Current Number of Issued and Outstanding Shares	244,971,643	244,971,643

B. Status of Capital Increase/Decrease

(As of December 31, 2016)		(Unit: Won, Shares)
Date of Shares Issued (Retired)		Details of Issued (Retired) Shares
	Type of Shares Issued (Retired)	Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
December 31, 2016	—	—	—	—	—	—

C. Acquisition and Disposal of Treasury Shares

(As of December 31, 2016)		(Unit: Shares)
Method of Acquisition		Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Over-the-Counter	16,262,008	14,508	136,351	—	16,140,165
	Exchange-Traded	—	—	—	—	—
Subtotal		16,262,008	14,508	136,351	—	16,140,165
Indirect Acquisition (e.g. Trust Contract)		—	—	—	—	—
Total		16,262,008	14,508	136,351	—	16,140,165

➢	The above “Beginning of Term” means as of January 1, 2016 and “End of Term” means as of December 31, 2016, which is the most recent date of shareholder registry.

➢	Details of acquisition of treasury shares from January 1, 2016 to December 31, 2016 are as follows.

Acquisition of Treasury Shares

•	May 10, 2016: Acquisition of treasury shares(14,508 shares) due to the cancellation of long-term incentives provided in 2012.

Disposition of Treasury Shares

•	May 10, 2016: Disposition of treasury shares(3,720 shares) for FY2015 stock compensation for outside directors

•	August 22, 2016: Disposition of treasury shares(132,631 shares) for executives’ long-term incentive payment.

D. Share Ownership Status of the Employee Stock Ownership Association

(1) Transactions with the Employee Stock Ownership Association

•	Not Applicable.

(2) Guidelines for Exercising the Voting Rights of the Employee Stock Ownership Association

•	Association Account: The Employee Stock Ownership Association exercises its voting rights in a manner that is in proportion to the number of association members who wish to exercise their voting rights.

•	Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights with a minimum notice period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of December 31, 2016)	(Unit: Shares)
Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Shares	33,878	33,878
Association Member Account	Common Shares	1,370,466	1,353,777

Total		1,404,344	1,387,655

4. Voting Rights

(As of December 31, 2016)	(Unit: Shares)
Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	16,140,165	Treasury Shares
	Preferred Shares	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares Preferred Shares	244,971,643 —	—

5. Dividends and Related Matters

A. Dividends

KT determines its shareholder return policy by considering business performance and cash flow after completing its investment for long-term growth opportunities and retaining internal cash requirements. KT’s shareholder return policy is subject to change depending on its operating status and business environment.

B. Dividends Paid during the Past Three Fiscal Years

Category		FY2016	FY2015	FY2014
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		797,844	631,288	-966,176
Net Profit per Share (Won)		2,904	2,258	-4,316
Year-end Cash Dividend (in Millions of Won)		195,977	122,425	—
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Pay Out (%)		24.6	19.4	—
Cash Dividend Yield (%)	Common Shares	2.7	1.7
	Preferred Shares		—
Cash Dividend per Share (Won)	Common Shares	800	500
	Preferred Shares		—

➢	Net Profit, Net profit per share, Cash dividend propensity are based on consolidated result.

➢	Cash dividend Pay Out (%) is calculated on a basis of Net Profit contribution to KT.

II. Business Details

1. Overview

A. Present Conditions of the Industry

(1) Characteristics of the Industry

•	Telecommunication (KT, KT Sat, KT Powertel, KT Linkus, KT Rwanda Networks LTD)

The telecommunication business involves businesses such as mobile communications, fixed-line telephony, line lease businesses and Internet Protocol Television (“IPTV”). The value chain in the telecommunication business consists of contents, platform, network and terminal.

The convergence of fixed-line/wireless and broadcasting/telecommunications has increased and expanded to adjacent sectors. The traditional telecommunications business is increasingly evolving into services such as IPTV and advanced wideband LTE. However, competition in the Korean telecommunications industry is intense and each of the service areas (wireless, fixed telephony and high-speed internet) is experiencing stagnant growth.

The satellite service business acquires orbits and frequencies from the government, uses them to obtain satellites, and provide services to generate profits. Therefore, the government should be authorized as a service provider for satellite communications services, and satellite orbit and frequency should also be allocated by the government. Currently, we have three satellites in total, and we are also using satellite repeaters from overseas operators.

PTT(Push To Talk) business operated by KT Powertel is progressing from the Trunked Radio System (“TRS”) service to the radiomessage service based on LTE. PTT service is expected to sustain its growth in the foreseeable future, mainly focusing on specific markets such as logistics and industrial sites. For leading technology development, we strive to pioneer a PTT service with high quality and various functions.

The public telephony business provides services that can be used anywhere in the country, such as remote areas and remote islands, by utilizing the nationwide infrastructure to enjoy the same service at the same price for anyone, anywhere, anytime. According to the Telecommunications Business Act and relevant laws, the public telephone service in the city is designated as a universal service delivery business and is provided as a basic public communication service.

Rwanda has an area of 26,338 km2 (1/4 of South Korea) and a population of approximately 12.4 million (as of December, 2016). Of these, mobile subscribers number amount to 8,921,533 with 79% penetration ratio. Rwanda, a developing country, has a very low penetration rate of fixed broadband (over 256 kbps) (21,500 subscribers as of September 2016), mainly used by government offices and businesses.

On the other hand, the number of mobile broadband subscribers (over 256 kbps) is 3,962,575, with a penetration rate of about 33%, and the number of subscribers is steadily increasing. Of these, about 450,000 3G subscribers and about 900,000 smartphone users are estimated.

KT and the Rwandan government have established KT Rwanda Networks, the world’s first PPP (public private partnership) public-private partnership, to spread LTE-based mobile broadband infrastructure and services. KT has been providing services to mobile service providers (MNOs) and internet service providers (ISPs) by acquiring 25 years of 4G and beyond network wholesale exclusive business right and wideband frequency from the Rwandan government.

•	Overseas investment (KT Belgium)

KT Belgium holds stake of KT Rwanda Networks Ltd., which is engaged in the business of building LTE-based mobile broadband infrastructure and services in Rwanda. It does not carry out separate business in Belgium.

•	Credit Cards Business (BC Card)

In 1982, five domestic banks (Chohung, Commercial, First Korea, Hanil, Seoul Trusts) established the Banks’ Credit Card Association (the predecessor of BC Card) and launched their card operations. Today’s credit card business structure was formed when the Credit Card Industry Act was enacted in 1987.

In 2009, the government expanded possible credit card payment accounts that were limited to commercial bank’s accounts into financial investment company cash management accounts (“CMA”), which were allowed to issue CMA-based credit cards. The credit card industry has expanded the scope of its business as a result of the government’s credit card proliferation policy, which was designed to help the government correctly charge taxable income. Recently, the industry is reinforcing its risk management in order to enhance profitability.

•	Satellite Broadcasting Service (KT Skylife)

The broadcasting market is broadly classified into the pay-TV market, the broadcasting channel trading market, the broadcasting program trading market, and the broadcasting advertising market.

In the pay-TV market, pay-TV broadcasting platforms (general cable broadcasting companies, satellite broadcasting companies, and IPTV providers) provide multi-channel broadcasting services and secure subscribers. In the analog broadcasting market cable broadcasting companies provide service and in the digital broadcasting market, cable broadcasting operators, satellite broadcasting operators, and IPTV providers are competing.

In the broadcast channel trading market, pay-TV platform operators configure a channel package on channels provided by terrestrial broadcast and program providers and its own channels. It receives license fee in return for transmitting the contents and in exchange pay channel fee (license fee) to terrestrial broadcasters and broadcasting service providers.

In the broadcasting program trading market, terrestrial broadcasters and broadcasting channel operators create its own programs or receive programs from subcontracted program producers, etc., and earn profits by audience rating-based-advertisement and paid broadcasting license fees.

In the broadcasting ad market, terrestrial broadcasters and broadcasting service providers earn profits by providing advertisements on their respective channels. pay-TV platform operators also earn profits via utilizing allocated advertisement time by its own channels or broadcasting service providers.

In addition to the above markets, there is a home shopping channel transmission market which is concluded between home shopping operators and paid broadcasting platforms (general cable broadcasting operators, satellite broadcasting operators, and IPTV providers). Home shopping transmission fee is contracted every year in exchange for home shopping operators paying the platform separately depending on the contribution of sales to the platform.

•	Real estate development, rental and management (KT Estate)

The real estate development business is a project that covers a series of processes from the preparation of the development business such as real estate acquisition, business fund procurement, project planning and promotion, construction management to stabilization after development. The real estate development business is heavily influenced by changes in the financial environment, such as interest rates and capital availability, as well as real estate conditions, due to the large capital input and long-term development planning.

Real estate development projects have a higher return than subcontracting projects when they succeed, but it is also important to effectively manage risks as a high-risk business. The real estate leasing / management business includes (1) real estate asset management business (PM) that covers the operation, maintenance, lease management and financial management, and (2) real estate facility management (FM) that covers operation, maintenance and renovation of various facilities to create pleasant and convenient real estate use.

•	Staffing Agency (HNC network)

In Korea, core businesses as manufactures and services have high portion of the outsourcing rate. Outsourcing is the majority of indirect employment and its ratio has been shown high in big companies.

•	Information Securities (Initech)

Securities: The importance of Information Securities is increasing more and more nowadays. ICT Development can make us to be convenient. However, the risk of other side is also expanded. The only solution to solve these risks is construction of network securities

Financial: Recently, as new electronic financial services are introduced rapidly and new services are being newly introduced, various payment methods such as Internet professional banks are emerging and new fund transactions such as cloud funding are actively being made. In addition, with the advancement of the armed FinTech company based on advanced IT technology and vast customer information, the development of FinTech leads to the introduction of new financial services and efficient operation of existing financial services, thereby improving the overall financial market and economic efficiency.

•	Financing business (Smartro)

The VAN business involves linking credit card companies’ financing networks with large vendors and POS for credit card transactions. Although there are no regulatory barriers for financing the VAN business, certain network operation know-how is required.

•	Equipment and Related Product Wholesale (KTM&S)

Previously, telecommunication equipment distributions were agency oriented. However, recent telecommunication equipment distributions are moving toward direct channels and on-line channels as smartphones and emerging devices are becoming increasingly popular. As distribution practices are being more focused on direct channels, we are planning to improve differentiation through CRM and service quality enhancement.

•	Online Contents Distribution (KT Hitel)

Contents: Our content business is a business that supplies digital distribution rights for video content, distributes it to distribution platforms, and distributes profits. It is positively affected by the growth of the domestic content industry. The content industry is characterized by the characteristics of One Source Multi Use (OSMU) It is possible to create economic added value and it has emerged as one of the growth engines of Korea. With OSMU’s characteristics, an increase in content consumption platform, the introduction of prosumers that simultaneously produce and consume content, and the popularization of mobile devices are creating a favorable environment for industrial expansion. We expect to benefit from industry growth as a business operator.

T-commerce: The T-Commerce industry is commerce for digital pay-TV subscribers who are provided two-way services, and it has the characteristics of TV home shopping and Internet shopping. T-Commerce is emerging as new retail channels because it can give a chance to search for products conveniently which subscribers want to know through pay-TV.

•	E-commerce (KT Commerce)

Companies increasingly prefer e-commerce business to business (“B2B”) provided that it allows for more efficient sales and purchasing procedures. A broker-managed e-commerce system commences once an order from the e-catalogue is placed and is followed by certain logistical procedures. B2B e-commerce offers purchasing companies greater efficiency, optimized processes and an integrated database system, while at the same time, offering selling companies with greater access to distributors of stable credit ratings.

•	Music contents (KT Music)

The music industry refers to all industrial areas that produce added value and generate economic value through music in various fields such as composition, performance, publishing, copyright, management, music, broadcasting, advertising, and movie music. The music industry can be divided into two main categories. The first is the traditional offline music industry, such as planning and production of music, and distribution. The second is online media convergence, which produces and distributes digital music through online and mobile media.

Since 2000, the size of the offline music industry has been steadily declining. However, since the digital music industry surpassed the scale of offline music industry in 2004, it continues to grow and has become a bridgehead for growth of the domestic music industry. Since the end of 2009, as the spread of smartphones has expanded, the use of music content via wireless internet such as 3G, LTE, WiFi is continuously increasing. In the past, sales of mobile music services and contents providers focused on feature phones (general phones) accounted for a relatively high portion in the online digital music market. However, with the distribution of smart devices the proportion of online music service industry is increasing.

•	Submarine Cable Construction (KT Submarine)

KT Submarine provides cable construction and management services for telecommunication carriers. In addition to submarine cables for telecommunication carriers, KT Submarine also provides submarine construction for electricity providers. With increasing demands for electricity from China and Southeast Asian countries, the submarine power system is considered to be an ideal source of power to meet such demands.

•	Security and Guards (KT Telecop)

The security service business has been growing due to reasons such as an increase in gross domestic product (“GDP”), women’s social advancement, and the aging population. The security business has a high entry barrier and is not very susceptible to the economic cycle. Security services are provided for individual clients as well as corporate and governmental organizations for the security of personnel, equipment or other assets.

•	Advertising (Nasmedia)

In the domestic advertising market, the reorganization of the market structure is becoming more and more prevalent among multinational advertising companies and domestic large-scale large advertising companies. In this environment, the advertising industry is focusing on providing comprehensive marketing communication services. In the case of small and medium-sized advertising companies, it operates as a media agency specialized in media agency and an advertising agency specialized in creative. Recently, online advertising, which is the fastest growing segment, is experiencing an increasing proportion of global players’ services, with service fierce competition among major portals. Major portals are constantly in the process of restructuring their advertising operations due to increased demand for advertising.

•	Software Development and Provision (KT DS)

Korea’s IT servicing business has reached its peak. While new trends such as cloud services, big data, and open sources are receiving more attention from the market, the growth potential for these new services seems to be limited, as most of Korea’s corporations are trying to limit their budget for IT investments. As such, KT DS is looking to advance into the global market while tapping into IT-based convergence services.

•	Directory Assistance Business (KT CS, KTIS)

KT CS business area comprises of contact center, 114 businesses, and merchandising business. KTCS contact center offers call centers to various firms, responsible for client firm’s customer satisfaction and their brand images. KTCS also provides 114 phone number information services. Merchandising business regards with sales of KT’s wireline and wireless products.

KTIS also offers contact center services, sales of advertisement and telecommunication services. Korea domestic demands for contact center are growing considering client firms’ outsourcing needs for call centers. We expect higher demands in the future, considering corporate employment policies, growing needs for professional customer services, and increasing burdens of pricey IT systems and facilities investment. KTIS sells KT’s wireline and wireless products.

We launched the KT Tax Refund (KTTR) business, a domestic refund business for foreign tourists and laid the foundation for new growth.

•	MVNO (KT M mobile)

MVNO means Mobile Virtual Network Operator. MVNO operators have no their own cable and do their MVNO business by leasing existing cable from Telco. In Korea, Many corporates including affiliates of big company and small-middle sized companies started MVNO service.

(2) Growth of the Industry

•	Telecommunication (KT, KT Sat, KT Powertel, KT Linkus, KT Rwanda Networks LTD)

KT	(Unit: thousand persons)
Category	2016	2015	2014
Broadband internet Subscribers	20,556	20,025	19,199
Local Telephone Subscribers	15,746	16,341	16,939
Mobile Phone Subscribers	60,287	57,937	56,310

*	Based on MSIP’s end-2016 disclosure

KT Sat

The market size of the global satellite leasing industry is Won 14 trillion in 2015. Companies such as Intelsat, SES, Eutelsat, and Telesat are the incumbent dominant players in the market and competition among these companies remains intense. The market for the global satellite leasing industry is expected to expand into South East Asia, Middle Asia, Africa, and Latin America.

KT Powertel	(Unit: persons)
Category	2016	2015	2014
KT PowerTel	286,140	304,842	327,062
Others	174	5,051	4,615
Total	286,314	309,893	331,677

*	Based on MSIP’s end-2016 disclosure

KT Linkus

The public telephony business is a trend in which the number of telephony sales and facilities is decreasing due to the expansion of the mobile communication market. However, the infrastructure related to the public telephony facilities is fused with a variety of services such as booth advertisement, Mulit public telephone booth, Safety-Zone booth, AED-smart post. We are aggressively responding to new business proactively.

	(Unit: persons)
Category	2016	2015	2014
Number of public telephone facilities	73,780	83,086	87,986
Unmanned aerial	62,265	69,285	71,571
Self-supporting public	11,515	13,801	16,415

Source: Company data

KT Rwanda Networks LTD.

Current mobile operators passively respond to the needs for LTE products, as they are afraid of cannibalization with their 3G revenue. On the other hands, new entrants in Internet Service Providers face difficulty in 4G network sales due to lack of distribution channels available.

However, in developing countries such as Rwanda, when the Data Explosion Era arrives, voice networks will be replaced by data networks and 3G networks will not be able to meet the demand. As we have exclusive wholesale rights to data technology over 4G, we will be able to conduct business in an absolutely favorable position.

•	Credit card business (BC Card)

Until 2010, the credit card business grew explosively with the supportive policy of the Korean government. However, as overall levels of credit card users began to saturate and the decline of average credit card payments have escalated, the card business market is facing difficulties in securing sustainable growth.

•	Satellite Broadcasting Service (KT Skylife)

Broadcast services are evolving into multiple media services such as mobile and OTT as well as broadcast and communication convergence services based on wired networks. In particular, personalized services that actively provide the optimal service for personal situation information and preference are growing through knowledge accumulated in the network. Ultra-high definition UHD (Ultra HD) which is 4 ~ 16 times clearer than full HD broadcasting, Next-generation broadcasting services such as multi-channel services are growing.

The broadcasting service market is characterized by an intrinsic nature. The total market size based on the number of subscribers is steadily increasing, and in the case of the year 2016 (as of the end of June), it increased by 1.6%.

[Paid-TV subscriber trend]

	June, 2016	2015	2014	2013
Subscribers	28,730,419	28,266,499	27,466,348	25,498,662
Growth	1.6%	2.9%	7.7%	—

Source: Paid-TV Providers

•	Real estate development, rental and management (KT Estate)

Although the real estate market has been continuously implementing various real estate stimulus measures such as financial support and deregulation to revitalize the economy of the government and restructuring of the tax system, It is a situation that the recession phase is continuing. Due to the decline in the value of real estate due to the long-term recession of the real estate market, the size of the real estate development market for simple investment, which does not take into account real clients such as large-sized apartments, is continuously decreasing.

It is anticipated that opportunities for real estate development projects for facilities, recreational facilities and business hotels will expand. In addition, the concept of real estate is being reshaped from investment and ownership to utilization due to the increase in the number of households in Korea due to changes in the living environment, such as a decline in the real estate market, a decline in the birth rate and marriage rate, and an aging population. Accordingly, the demand for comprehensive real estate leasing / management services centered on small residential facilities such as urban living houses is expected to increase gradually.

•	Staffing Agency (HNC network)

		(Thousands)			(%)
		2016	2015	2014	2016	2015	2014
Wage Worker	Total	19,627	19,312	18,776	100.0	100.0	100.0
	Full-Time	13,183	13,041	12,699	67.2	67.5	67.6
	Part-Time	6,444	6,271	6,077	32.8	32.5	32.4
Dispatch/Service	Total	897	866	798	100.0	100.0	100.0
	Dispatch	201	210	194	22.4	24.2	23.9
	Service	696	656	604	77.6	75.8	76.1

Source: Korea Labor Institute

•	Information Securities (Initech)

Securities: According to the ‘Information Survey on the Information Security Industry in Korea’ published by the Information and Communications Industry Promotion Agency in Korea, sales of information security companies in Korea has been estimated to increase steadily by an annual average of 14.18% reaching total market size of KRW 3,846,931 million by 2020. Specifically, ‘Information Security Product’ market is to reach KRW 3,017,847 million, and ‘Information Protection Service’ market is estimated to be KRW 829,084 million.

Financial: In 2017, the domestic financial IT services market is expected to expand in size with demand for new next-generation projects in the financial sector. We also expect to see a steady annual growth rate of 1.7% over the next five years by 2020. Therefore, the financial sector is expected to be fiercely competitive in the next generation business. According to domestic media reports, KB Kookmin Bank’s next-generation system business is expected to be worth W250bn (or below) at the beginning of the year, while KB Kookmin Card (150 billion won), NH Nonghyup Card (120 billion won), BC Card (80 billion won) and other orders are expected within first half this year. Orders from Mirae Asset (W40bn), The K’s Insurance (W20bn), and Hungkuk Life (W20bn) will also be on the market.

According to the ‘Financial IT & Security Top Ten Issues Outlook Report’ released by the Financial Services Commission in 2017, issues related to financial services such as block-chain-based services, big data industry, and cloud era are expected to attract attention. We are also preparing a strategy for securing and responding to the technology.

•	Financing business (Smartro)

The financial VAN industry has grown steadily despite the overall economic downturn due to government policy (expansion of credit card merchants, income deduction benefits, cash receipt issuance system, micropayment, etc.) and convenience of card use. However, the issue of merchant commission fees has become a socio-political issue, and there is a possibility that growth will slow down in general as a result of credit card vendors’ downward pressure on VAN commission rates and the National Tax Service.

•	Equipment and Related Product Wholesale (KTM&S)

	(Unit: thousand persons)
Category	2016	2015	2014
Mobile Subscribers	2,492	2,704	2,803
Fixed Line Subscribers	953	951	837

Source:: Company data

•	Online Contents Distribution (KT Hitel)

Contents: Thanks to the growth of the existing IPTV market and the increase in digital convergence of CATV, there is a sufficient amount of content consumption channel and stable growth is expected. In addition, the diffusion of smart media and the spread of one-person households are expected to continue to popularize non-real-time mobile-centric personalized on-demand content consumption. With the expansion of content consumption using digital contents platforms such as OTT and MCN (Multi-Channel Network), we expect that the activation of production and consumption of online contents such as web drama and web art will stimulate the expansion of industry. We expect to benefit from the growth of the industry as the largest operator in Korea with IP (Intellectual Property) and intellectual property rights (IPTV, mobile, etc.), including movies and dramas.

T-commerce: In order for the Internet industry to develop, as the high-speed Internet network must be established, the T-commerce market should grow to include the digital pay-TV environment that can use T-commerce. Recently, digital TV (IPTV, satellite, SO) subscription has reached 23 million households, and T-Commerce has settled in. The market for T-commerce is improving the use environment of T-commerce such as high accessibility of TV, smart TV, evolution of TV remote control, activation of VOD service, We are expecting the growth rate to be high due to an increase in the number of customers who are accustomed to this.

•	E-commerce (KT Commerce)

Due to the complexity of business-to-business (B2B) transactions and trading practices such as trauma, the pace of development is very slow, but it is growing due to cost savings and increased outsourcing rates.

•	Music contents (KT Music)

According to the “2015 Music Report” published by the Korea Creative Content Agency, online music retailer sales grew 11.3% YoY in 2013 and 11.3% YoY in 2012 ~ 2014. The spread of Smart Devices since the end of 2009 has laid the foundation for the growth of business to customer wired and wireless services. As the concept of “non-allegations” is applied (July 23, 2009), the possibility of distribution of illegal music is diminishing. The digital music industry is expected to grow gradually based on this strong copyright law.

•	Submarine Cable Construction (KT Submarine)

International demand for submarine telecommunication cable systems is expected to continue to increase capacity. In the past, submarine telecommunication cables were constructed as a high-cost, stable infrastructure, led by a consortium of national telecommunication carriers. Since 2008, however, large private operators and telecommunication carriers have been constructing consortia for cable construction and thus new construction demand is expected to remain stable.

Submarine power cables expected to grow on increasing demand for electric power supply due to tourism/local development and market competition system due to restructuring of electric power industry. The world market is also expected to grow steadily as demand for new electric power is inevitably required in this vigorous Southeast Asia and Europe is seeking to lighten and simplify the submarine power cable, increase the capacity and improve the insulation performance.

•	Security and Guards (KT Telecop)

The domestic security industry is affected by developments in electronics, computers, the internet, and the telecommunications and film industries and more value-added products are being introduced into the market. With an expectation that disposable income will continue to grow, the relevant security industry should continue to yield stable growth in the coming years.

•	Advertising (Nasmedia)

In 2016, the size of the domestic advertising market is estimated to be 11.29 trillion won, a 0.7% decrease from 2015. Mobile advertising, which is our business area, has risen 31.1%, and smart advertising (IPTV, mobile, internet, and digital signage) has risen 8.3%. In particular, mobile advertising and Internet advertising accounted for 33.2% of the total ad market in 2016 due to the rapid growth of mobile advertising. IPTV ad growth is -4.6% YoY, but YoY adverse growth is anticipated, but 2017 is expected to grow slightly. The outdoor advertising market is estimated to have declined by about 2% from the previous year, and is expected to rebound slightly in 2017.

The slowdown in advertising expenditure growth due to the decline in the use of traditional media shows the transition to new media. Especially, the increase of Internet usage time due to the expansion of the Internet and the digitization of analog media are leading the increase of advertising expenditure in new media. In addition, the recent rapid growth of mobile media is changing the usage of media.

			(KRW Million)
	2017(F)	2016(E)	2015
Display Ad.	784,411	793,213	775,198
Search Ad.	1,172,268	1,150,052	1,278,174
Mobile Ad.	2,045,950	1,804,152	1,374,442
Total	4,002,629	3,747,417	3,427,814
IPTV Ad	84,000	83,002	87,000
Digital Signage Ad	31,407	30,018	27,065

Source: 2016 KOBACO

•	Software Development and Provision (KT DS)

In the domestic IT services market in 2016, traditional solutions are expected to be stagnated due to the IT reduction trend of companies, but it is expected to show substantial growth mainly in the public sector cloud industry due to the next generation project field of the financial sector and particularly the cloud development law passing. In addition, Big Data, Internet of Things and Simplified Payment are expected to show remarkable technological growth in the market.

•	Directory Assistance Business (KT CS, KTIS)

Contact center service is expected to grow in the near future. Because of increasing cost burdens for client firms these days, various sectors increase their needs for outsourcing from professional. Client base not only include finance, telecommunications, but also manufacturing, construction and public utilities. 114 information area face downsizing trend as information technology develops and internet penetration rate increases.

•	MVNO (KT M mobile)

As a result of the government’s policy to revitalize MVNOs, the entry of large-sized companies into the market, and better recognition of MVNO’s, the number of MVNO users steadily rose to 6.84 million as of December 2016, This is equivalent to 11.3% of the mobile phone market subscribers. The growth potential of the MVNO business is expected to be positive, given the demand for low-priced services in the mobile communications market and the rational consumption trend.

	2016	2015	2014
Subscribers	6,840,589	5,920,878	4,583,867

*	Source: 2016 MSIP

(3) Characteristics of Economic Cycle and Seasonality

•	Telecommunication (KT, KT Sat, KT Powertel, KT Linkus, KT Rwanda Networks LTD)

The demand for communications services does not fluctuate widely with economic conditions due to the fact that such services are regarded as a necessity in modern life. However, if the Korean economy slows and per capita income declines, it could have an adverse impact on KT’s business activities.

(A) KT Sat

•	Transponder leasing - one of KT Sat’s major services – typically has a five-year (or longer) contract with its clients. As a result, KT Sat is not susceptible to seasonality and market fluctuations. Transmissions of video contents for government and data transmission are not affected by market fluctuations or seasonality. However, the marine service for shipping companies is sensitive to market conditions.

(B) KT Powertel

•	KT Powertel is not affected directly by seasonality and fluctuations.

(C) KT Linkus

•	In the public telephony business, due to the increase in mobile phones, voice sales are steadily declining and may accompany seasonality.

(D) KT Rwanda Networks, LTD

•	Developing countries like Rwanda tries to reduce IT service differences amongst classes, so we expect less effect from seasonality and fluctuations.

•	Credit Cards Business (BC card)

The credit card industry is a typical domestic business which is highly affected by the private consumption trend and overall economic conditions.

•	Satellite Broadcasting Service (KT Skylife)

The paid-TV market is perceived to be a necessity. Unless there is a severe economic downturn, the customer churn rate will be relatively stable. Moreover, the revenue from paid-TV services is based on monthly subscription fees, which are not impacted by seasonality.

•	Real estate development, rental and management (KT Estate)

The real estate market is heavily dependent upon cyclical movements of the economy.

•	Staffing Agency (HNC network)

After the economic crisis of 1997, many of our human labor services have been outsourced and have expanded to other labor centric operations such as call centers, hotel room cleaning services, and hospital cooking services.

•	Information Securities (Initech)

The information security market is affected by market conditions. For example, the economic downturn causes companies to cut down their budget for IT services and such services are less prioritized than other IT systems. However, as recent information leakage incidents are reported from across various industries (finance institutions, government organizations, and corporations) awareness as to the importance of information security has greatly increased.

•	Financing business (Smartro)

The VAN industry is directly correlated to the amount of credit card usage, and is therefore sensitive to consumption levels and market trends, and other factors related to consumption such as weather conditions, days in a month and types of affiliates (gas station, convenient store, or restaurants).

•	Equipment and Related Product Wholesale (KTM&S)

Communications services are regarded as necessities, and are relatively less sensitive to market fluctuations and seasonality than other industries. However, distribution channels tend to react negatively to the introduction of new handsets, new technology, and trend changes.

•	Online Contents Distribution (KT Hitel)

The contents market is less sensitive to seasonal factors than other businesses, with the dissemination of a variety of platforms and N-screen services. Typically the first and third quarters of a year are more profitable as a result of school breaks. However, after considering recent trends, the market appears to be more affected by content line-ups rather than factors related to seasonality. The T-commerce market is less sensitive to market trends and seasonality than other shopping methods due to the fact that the service is not limited to time, space, and payment methods.

•	E-commerce (KT commerce)

E-commerce is less sensitive to seasonality than normal commerce transactions as demand for E-commerce increases due to efficient purchases.

•	Music contents (KT Music)

The music contents business has grown with the expansion of smartphones and is not influenced heavily by seasonality.

•	Submarine Cable Construction (KT submarine)

The submarine cable construction business is influenced by the investment strategy between KT and the foreign communication infrastructure operators. KT Submarine’s business is linked with the infrastructure investment environment in China and other countries in the region.

•	Security and Guards (KT Telecop)

The security business is less sensitive to economic fluctuations due to the conservative nature of the security business. However, domestic economic slowdowns and price competition may adversely affect the growth outlook. As the importance of CCTV service has been realized recently, and the high-definition CCTV has become popular, the sustained growth is expected.

•	Advertising (Nasmedia)

The advertising market is often viewed as the barometer of economic cycles and is highly affected by economic conditions. Revenue derived from advertising tends to show an N-pattern every year. Corporations usually reduce monthly advertisements from January to February and from July to August and increase spending for advertising from April to May and from September to year-end.

•	Software Development and Provision (KT DS)

The public IT sector is more heavily influenced by government policy than the market environment. The private IT sector is affected by the amount in investments it receives.

•	Directory Assistance Business (KT CS, KTIS)

Contact center service shows little dependency upon seasonality and market fluctuations. Previous economic recessions force various companies to face higher competition so that corporation today need cost reduction for survival. For strategic positioning, many of today’s corporations choose outsourcing various in house functions to professionals, and this sector has no further replacement except for KT CS and KTIS contact center.

114 information businesses does not affected by market fluctuations directly. Rather, this area has higher dependencies upon seasonality, weather, and domestic events such as World Cup or Olympics. Merchandising advertising products traditionally depends upon GDP and economic conditions. Merchandising products regarding telecommunication services does not be influenced heavily by economic cycles as telecommunications services are regarded as necessities.

•	MVNO (KT M mobile)

As the telecommunication service is perceived to be a necessity it is not impacted by seasonality and market fluctuations.

(4) Competition

•	Telecommunication (KT)

(a) Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	International calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	Broadband internet: SK Broadband, LG U+, Service Operators (cable TV & relay wired broadcasting operators)

•	Mobile telecommunications: SK Telecom, LG U+, etc.

•	Internet telephones (VoIP): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG U+, etc.

•	IPTV: SK Broadband, LG U+

•	Mobile internet (WiBro): SK Telecom

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission.

•	Specific telecommunications service providers: registration is required.

•	Value-added telecommunications service providers: reporting is required.

(c) Factors of Competition

•	Service fees, product quality, marketing power, brand value and competitiveness of the distribution channel, etc.

•	Telecommunication (KT Sat)

KT Sat is the only satellite operator in South Korea and competes with other global satellite operators for the satellite transponder leasing business. As for the domestic internet and broadcasting business, KT Sat competes with other fixed-line service providers in Korea.

•	Telecommunication (KT Powertel)

KT Powertel aims to expand its market share by taking advantage of the TRS’ uniqueness as an alternative for mobile services.

•	Telecommunication (KT Linkus)

(a) Competing Companies

•	Public Telephone Business: KT is the only service provider in Korea.

•	Logistic Business: CJ Korea Express, Hanjin, and Hyundai Logistics

•	Product Distribution Business: Cannot be specified as a distributor of the same product

(b) Market Entry Requirements

•	Public Telephone Business: Government authorized business.

•	Logistic Business: Authorization

•	Product Distribution Business: Report

(c) Factors of Competition

•	Service charge and quality, marketing ability, brand value, distribution network competitiveness, etc.

•	Telecommunication (KT Rwanda Networks LTD)

4G LTE networks provide overall wireline and wireless services. For example, this network can offer smartphone, mobile routers, modems for home use, so that ORN face previous operators for this area as competitors. And especially for current mobile operators in Rwanda do not actively engage in 4G network sales, because they thought 4G network as a threat for their 3G revenues.

•	Credit Cards Business (BC Card)

(a) Competing Companies

•	Samsung Card, Hyundai Card, Lotte Card, Shinhan Card, Kookmin Card, Woori Card, KB Card and Hana Card.

(b) Market Entry Requirements

•	Not applicable.

(c) Factors of Competition

•	The number of member card issuers, the number of card transactions, member stores, and the number of issued cards.

•	Satellite Broadcasting Service (KT Skylife)

(a) Competing Companies

•	The terrestrial broadcasting service includes radio, television and terrestrial DMB. The paid-TV market is segmented by operators such as cable operators, satellite broadcasters and IPTV providers. Cable operators are again divided into cable TV operators and relay wired broadcasting operators. The number of relay wired broadcasting operators is decreasing due to M&A or liquidation of business.

•	KT Skylife is the sole provider of satellite broadcasting service in Korea and launched its service in March 2002. TU Media launched its service in May 2005, merged with SK Telink in November 2010 and terminated its service on August 31, 2012.

•	The IPTV service was first commercialized in January 2009 after receiving a license in September 2008. Currently, there are three IPTV service providers – KT (olleh TV), SK Broadband (B TV) and LGU+ (LG U+ TV). The IPTV service is regulated by different regulations from those of the cable TV business and the satellite broadcasting business. However, the market and the competition later on expected to be different as the integrated broadcasting act was submitted on Nov. 2015.

(b) Market Entry Requirements

•	Regulation is one of the main entrance barriers in the paid-TV market. Paid-TV regulations mainly refer to the ownership, contents and technologies.

(c) Factors of Competition

•	Some major competing factors are channel availability, advertising and program production. Securing a meaningful market share is also crucial for IPTV providers to be successful. Additionally, market share, vertical integration and the regulatory environment are other important aspects in a competitive environment.

•	Real estate development, rental and management (KT Estate)

Real estate development and the rental and management business are sensitive to real estate market conditions.

•	Staffing Agency (HNC network)

Currently, many firms prefer to outsource certain operations to agencies specializing in human resources. However, many companies have standards when selecting human resources agencies such as customer scale, experience, and reputation and these internal standards often create entrance barriers for new human resources agencies.

•	Information Securities (Initech)

Security: Our core businesses are classified as content / information leakage prevention security and password / authentication products in the information security industry. There are many companies involved in password / authentication information security solutions, but three or four typical companies are mainly competing. In order to gain a competitive advantage in the field of encryption / authentication, security of technology and solution for key core technology, experience of building security system of company and stability of company financial structure are considered important.

The Internet banking outsourcing business is in competition with our company and webcash, but we have an advantage based on our long experience and know-how. In the SI business, we compete with webcash, TMAX, and Euracle.

•	Financing Services (Smartro)

For the VAN industry, competitiveness is based on the availability of stable IT support, provision of solutions, and service infra that could connect diverse franchise networks.

•	Online Contents Distribution (KT Hitel)

There is no available data to gauge the level of competition in the contents market. As for T-Commerce, there are four competing operators, excluding home shopping. It is possible that more operators will participate in the market and the increase in competitors is a sign of market expansion.

•	E-commerce (KT Commerce)

Generally the B2C e-commerce market does not have high entry barriers because entry costs are comparatively low, as there are no huge investments for machinery or equipment. On-line shopping malls usually require just a few million Korean won to start a business. However, B2B e-commerce requires entrants to have specialized knowledge of website development, industry, and transactions. Furthermore, B2B e-commerce should have an ERP system or infrastructure in advance to start. Compared to B2C, B2B e-commerce has higher barriers to entry with respect to technology and marketing.

•	Music contents (KT Music)

As smart devices become more widely used, the consumption of digital music increases. In order to quickly respond to such a change, the capability of service design and development is becoming more important.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction market has no competitors domestically. In South Korea, KT Submarine is only one provider with vessel maintenance and related service facilities. For the overseas projects, Nexans, Presmian, ABB, JPS, and VISCAS are the major players.

•	Security and Guards (KT Telecop)

The Korean security market is currently dominated by three companies: KT Telecop, S1 and ADT Caps. The entrance barriers in the security industry are government regulations, brand power, security network infrastructure and nationwide mobilization capacity.

•	Advertising (Nasmedia)

(a) Competing Competitors

•	Online Advertisement: Mezzomedia, DMC Media

•	Digital Media Advertisement (IPTV): Incross, Dartmedia

•	Digital Interior Advertisement (SMRT): Jeonhong, Yujinmetro

(b) Market Entry Requirement

•	IPTV Advertisement Provider: business operations must be approved by the Korea Communications Commission

•	Digital Interior Ads: business operations must be approved by district borough office

(c) Factors of Competition

•	Media planning capacity, negotiation skills, advertisement effect measurement and analysis systems, quality of proposals, and etc.

•	Software Development and Provision (KT DS)

IT service core competency includes understanding of customized client biz process, IT system operating experiences, rapid program developing capacities. Global software products such as Oracle, SAP already possess high market share, stability and compatibility. And this current dominant market player’s stable market position works as market barriers for new IT service expansions.

•	MVNO (KT M mobile)

(a) Competing Competitors

•	MVNO(CJ Hellovision, SK telink, Medialog, etc.) players

(b) Market Entry Requirement

•	Resale telecommunication operator registration

(c) Factors of Competition

•	Differentiated price plan, service quality, and marketing ability, etc.

(5) Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws: Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws: Radio Regulation Law

•	Information related laws: Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws: Broadcasting Law, internet Multimedia Broadcasting Business Law (IPTV related), etc.

(b) Government Regulations

•	The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and role of providing public services. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

B. Current Status of the Company

(1) Market Characteristics and Classification of Businesses

(a) Market Characteristics

•	Telecommunication (KT, KT SAT, KT Powertel, KT Linkus, KT Rwanda Networks Ltd.)

The Korean telecommunications market is currently experiencing stagnant growth as major services, including fixed-line telephony, broadband internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. KT is also facing a difficult business environment with fixed-mobile substitution, emergence of internet telephone (VoIP), and price and subsidy competition. Despite the unfavorable economic environment, KT has made continuous efforts to promote cost-cutting measures and innovative customer values.

Considering the highly saturated mobile phone market in Korea (114.5% penetration rate with 57,940 thousands subscribers as of the end of 2015), growth potential by adding new subscribers or raising voice service pricing is limited. In such an environment, however, the mobile data business is considered to be a growth engine.

In late 2009, KT successfully switched the paradigm of the mobile competition from a voice centered market to data-centered services by introducing Apple’s iPhone to the Korean market and enhanced its competitiveness by introducing emerging devices including the smart phones, eggs; data modem, iPads, and kids phones.

Also, KT launched data unlimited and data centric plan stimulating data usage in smartphone era, which achieved Data Explosion recording 1,300x data usage per a smartphone user compare to feature phone.

KT’s initiatives led to a smartphone penetration rate. It recorded more than 50% first time among 3 operators as of February of 2012. Our LTE subscribers had a penetration rate of more than 10 million as of September 12, 2014 and LTE subscribers recorded 126.7 million as of the end of 2015. In order to promote data usage, KT increased the data volume provided for mobile subscribers by utilizing its 3W (WCDMA, WiFi, WiBro) networks

In the PSTN business, KT owns 80.5% of market share as of the end of 2015 with its high brand value and loyalty to customers. However, as KT’s competitors began introducing fixed-mobile bundle services with competitive pricing, KT’s PSTN revenue has been declining steadily. Nevertheless, KT has been trying to mitigate the decline in revenue through various pricing plans and by providing valuable customer services through the CRM system.

In the broadband internet arena, KT will aim to improve its customer value and marketing power by continually providing Fiber-To-The-Home (“FTTH”) services.

KT Sat was spun off from KT on December 1, 2012. Its global revenue is continuously increasing despite of the stagnant domestic revenue. The satellite market in Korea is expected to expand due to increasing UHD channels and demand of repeaters of UAV, and demands for the rental repeaters is expected to increase because of increasing number of DTH companies and the broadcasting channels globally. Thus KT Sat is planning to launch the next satellite in 2017 targeting Asian and Indian markets.

Although TRS services require at least two people to subscribe, KT Powertel’s TRS allows consumers to save in investment costs by offering a customized network through a public network. TSR is absorbing demands to substitute mobile communication services for certain companies and the growth forecast appear to be steady.

The public phone service, the main business for KT Linkus, is experiencing a challenge due to continuously decreasing voice revenue and the number of phone booth because of rapid growth of mobile industry.

KT Rwanda Networks Ltd., which has an exclusive wholesale business license for the 4G data technology, gives the existing mobile carriers and ISPs a same opportunity to build a 4G retail business. KT Rwanda Networks Ltd. try to expand the internet service (retail) with Rwanda government’s ICT supporting policy and the data market growth trend.

•	Credit Cards Business (BC Card)

BC Card’s main business is in the acquisition of credit card issuers and in issuing credit cards on behalf of client credit card issuers. In addition, BC Card provides money transfers, insurance, telecommunication sales and travel services to its cardholders.

•	Satellite Broadcasting (KT Skylife)

KT Skylife has been leading the paid TV market with its competitive edge in HD channels and providing hybrid services through IPTV. Competition over subscriber acquisition is expected to be intensified as more players in the paid TV market are providing bundling products with mobile, internet, IPTV, and satellite broadcasting services.

In addition, recently UHD(4x definition of HD) market is growing, because of increasing proportion of UHD TV sales since the price of UHD TV is continuously decreasing as the competition among manufacturers becomes severe. Also, UHD contents production is expected to be vigorous since UHD terrestrial channels would start to offer real time services in next Feb. KT Skylife expanded its UHD channels of 5 which is the largest in Korea in the end of 2016 since it commercialized 3 satellite channels for the first time in the world in June 2015.

•	Real estate development, rental and management (KT Estate)

KT Estate has expanded its business portfolio into real estate development and rental and real estate management after receiving investment in kind of 95 major real estate assets from KT on December 1, 2012. As a real estate consulting company, KT Estate expanded their business portfolio to lease and development business areas. KT Estate made a huge progress in 2016 for developments and investments, especially not only successfully launching Remark ville but also parceling out apartment in Gwangju Ssangam Hill state, and beginning constructing hotel developments in Sinsa.

•	Staffing Agency (HNC network)

Subcontract business has limited growth as the market is highly competitive. Furthermore, large companies establish their subsidiaries and outsource 100% of the work to internalize revenue and costs through consolidated financial statements.

•	Information Securities (Initech)

Initech provides Public Key Infrastructure (“PKI”), which is the most fundamental security infrastructure for securing identification and transaction safely. Accordingly, PKI-based solutions have been provided not only to financial companies but to other companies and public institutions as well. Increasing the awareness of personal information protection is expected to expand the demand for such security services to individual customers.

•	Financing business (Smartro)

As more customers are using their credit cards to make purchases, the usage rate and the volume of credit card transactions have greatly increased. Moreover, credit card transactions are provided through a variety of processes using open webs, and others. However, decreasing revenue is getting critical due to lower unit price of cash receipt and big distribution franchise’s own cash receipt registration since July 1st 2013 according to National Tax Service notification.

•	Equipment and Related Product Wholesale (KTM&S)

Data communication equipment distribution is moving from an agency and local store-oriented business to direct management channels. The market is expanding to include a general telecommunication service supply market from a simple product selling market.

The market competition is expected among telecommunication, manufacturer, and specialized distribution due to popularity of smart phones and expansion of IoT devices.

KT M&S currently manages approximately 2,492,000 mobile subscribers and approximately 953,000 fixed-line subscribers.

•	Online Contents Distribution (KT Hitel)

Increased integration between broadcasting and telecommunications is eliminating boundaries between the two business sectors. Moreover, the media market is moving towards a more contents based business over a platform-based business. Further, the T-commerce market has considerable growth potential as it has both the characteristics of home-shopping and internet-shopping.

•	E-commerce (KT Commerce)

KT Commerce is a leading B2B e-commerce business and is considered to be an “intermediary B2B e-commerce” under the National Statistical Office’s categorization. B2B industry e-commerce was introduced to Korea in the year 2000 as purchasing procedures were being carried out online. KT Commerce conducts overall business activities from purchases to management and offers clients with efficient purchasing services.

•	Music Contents (KT Music)

The major business areas are music service business and contents investment/distribution business. Genie music service enhanced customers’ conveniences by launching the first music VR service in Korea and ‘Genie 4.0 EQ curation’ to easily cope with the change of future internet services such as IoT, VR.

KT is continuously focusing to enhance market competitiveness in the Online Contents Distribution market through KT music contests association of investment that the major entertainment agencies in Korea and KT is participating.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction market is usually made up of telecommunication operators’ consortiums that share any expenses. However, recently each submarine cable companies are starting to operate independently. These submarine cable companies receive orders from telecommunication operators and construct submarine cables with their own vessels. Meanwhile, the submarine cable construction method has also changed. Multiple ships are deployed for bulk cable construction in order to implement new technology more quickly. Accordingly, it currently takes approximately two years for the full process of oceanographic investigation to complete, which would have taken approximately five years to complete in the past.

•	Security and Guards (KT Telecop)

Security companies have focused on price competition as an attempt to increase its market share. It is expected that quality centric competition, rather than price driven competition, will intensify. We anticipate the launch of numerous products and additional services. KT Telecop provides personnel guard, CCTV and access control through machinery security, either independently or as an integrated package. It also provides BMS services in connection with a customer’s ERP system. Based on these services, KT Telecop is pursuing differentiated strategies by expanding its video security and in-building and FM businesses.

•	Advertising (Nasmedia)

Internet advertisement has the characteristics of “customer-targeted” and “interactive information.” Since its unit price is low, small to medium enterprises prefer internet advertisement. In addition to growth from online advertisement, mobile advertisement is also expected to grow with the proliferation of smartphones, tablets, and new telecommunication devices. Although the mobile advertisement market is still fairly small compared to the online advertising market, it is expected to grow significantly.

•	Software Development and Provision (KT DS)

Although system operations and the maintenance business has faced difficulty with respect to growth, KT DS is working to improve efficiency through cost saving strategies.

•	Directory Assistance Business (KT IS, KTCS)

KT IS and CS have been offering customer service for KT by regional groups, contact center service, and Priority Number Assistance service.

•	MVNO (KT M mobile)

A mobile virtual network operator (MVNO) is a wireless communications services provider that does not own the wireless network infrastructure. The dozens of national subsidiaries of big corporation and small & medium business manage MVNO business.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector as classified by the Korea Standard Industry Code.

(2) Market Share

•	Telecommunication (KT, KT Powertel)

Number of Subscribers	Operator	Market Share (%)
		2016	2015	2014
Local Telephone	KT	80.6	80.6	81.1
	SK Broadband	16.2	16.3	16.0
	LG U+	3.2	3.1	2.9
Mobile Telephone	KT	30.6	30.6	30.2
	SK Telecom	49.1	49.1	49.9
	LG U+	20.3	20.3	19.9
Broadband internet	KT	41.4	41.6	42.3
	SK Broadband	25.3	25.1	25.1
	LG U+	17.6	17.4	15.7
	Service Operators	15.7	15.9	16.9
TRS	KT Powertel	286,140	304,842	327,062
	others	174	5,051	4,615

	total	286,314	309,893	331,677

➢	The above data was provided by the Ministry of Science, ICT and Future Planning (www.msip.go.kr).

➢	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

•	Telecommunication (KT Sat)

There is no national market share information. However KT Sat, which has satellite, is the only one player in Korea and the global market share is approximately 1%.

•	Telecommunication (KT Linkus)

KT group is the only national operator offering public phone service. There is no market share information for related distribution business or related goods distribution business.

•	Telecommunication (KT Rwanda Networks Ltd.)

KT Rwanda Networks Ltd has exclusivity in 4G data wholesale business, so the 4G data market share is 100%

•	Credit Cards Business (BC Card)

Category	2016	2015	2014
Card transaction M/S	26.1%	26.6%	26.6%

➢	Source: BC Card’s internal data

•	Satellite Broadcasting Service (KT Skylife)

【Paid-TV market share】

				(unit : person)
Companies	Digital Market		Analog Market	Total Paid TV
	Subscriber	M/S	Subscriber	Subscriber	M/S
SO Total	7,716,586	30.09%	6,825,771	14,542,367	44.79%
Satellite broadcasting	4,359,891	17.00%	0	4,359,891	13.42
IPTV Total	13,568,456	52.91%	0	13,568,456	41.79%

Total	25,644,933	100.00%	6,825,771	32,470,704	100.00%

➢	Skylife and KT subscribers: 2.08 million hybrid product(OTS) subscribers double-counted

➢	Sources: Cable - KCTA, Satellite broadcasting - Subscriber data submitted to KCC, IPTV - Company IR data.

➢	Satellite/IPTV: Dec.31th, 2016

➢	Cable: Nov. 30th, 2016

•	Real estate development, rental and management (KT Estate)

It is difficult to estimate the market share because of the characteristics of the business area.

•	Staffing Agency (H&C Networks)

Category	2016	2015	2014
Number of employment M/S	0.12%	0.13%	0.13%

•	Information Securities (Initech)

Initech is the dominant market share #1 player among the first financial institutions, and leading market operator in PKI, SSO/EAM products and services.

•	Financing Business (Smartro)

There are 15 players in VAN industry, and no disclosed information about market share is available.

•	Equipment and Related Product Wholesale (KTM&S)

	(unit : person)
Category	New Subscriber
	2016	2015	2014
Wireless (new activation)	1,301,651	1,472,689	1,390,739
Wireline (new activation)	181,395	327,018	371,300

➢	Source: KT M&S Internal Data

•	Online Contents Distribution (KT Hitel)

It is difficult to estimate the market share because of the characteristics of the business area.

•	E-commerce (KT Commerce)

It is difficult to estimate the market share because of the characteristics of the business area.

•	Music Contents (KT Music)

		(unit: 1,000)
Rank	Homepage	UV of 4Q16
1	melon.com	15,244
2	genie.co.kr	5,295
3	bugs.co.kr	2,216
4	mnet.com	2,265
5	soribada.com	358
6	ollehmusic.com	230

➢	Source: KoreanClick, Android mobile app

•	Submarine Cable Construction (KT Submarine)

It is difficult to estimate the market share because of the characteristics of the business area.

•	Security and Guards (KT Telecop)

It would be categorized mainly by security service, distribution/others (real estate investments).

•	Advertising (Nasmedia)

It is difficult to estimate the market share because there are different competitors in each advertisement media and different types of advertisement media within each company’s target sales. Currently, online advertisement market share is 9% by the total volume handled in the end of 2016.

•	Software Development and Provision (KT DS)

The main business are system development and management within captive market among KT and affiliates, and it is also extending its non-captive market as well.

•	Directory Assistance Business (KT IS, KTCS)

There is no market information that reputable organization discloses for contact center service industry.

•	MVNO (KT M mobile)

(unit:10,000 person)
	KT M mobile	CJ Hellovision	SK Telink	Medialog
Subscriber	49.4	84.6	74.0	21.6

➢	Source: MSIP News(2016.11.30)

(3) Status and Forecast of New Businesses

•	Telecommunication (KT, KT SAT, KT Powertel, KT Linkus, KT Rwanda Networks Ltd.)

In order to secure continuous growth potential, KT has been actively expanding its business into new businesses with growth prospects. KT aims to offer ubiquitous services for subscribers while offering telecommunication based business solutions to corporate clients.

KT is enhancing future growth business focusing on making synergies among 5 areas of smart energy, integrated safety, next generation media, healthcare, intelligent networked transportation, and other businesses. Especially, KT is driving new growth engine based on IoT, Big Data and Convergence, and preparing to develop new next generation services of autonomous machines as self-driving cars based on 5G network and VR.

•	Credit Cards Business (BC Card)

BC Card is expanding its business to standardize and commercialize the next-generation of mobile cards and payment processing in traditional markets. In addition, it expects to increase profits by innovating the transaction process.

•	Satellite Broadcasting Service(KT Skylife)

In order to have a competitive edge in screen resolution quality – one of the most important differentiating factors in real-time broadcasting service - KT Skylife is preparing for the UHD service, also known as the 4K and 8K. With its satellite network, KT Skylife plans to continue its leadership in the UHD market. KT Skylife also plans to offer interconnected services for a web-mobile-TV, which will enable subscribers to watch internet streaming videos on TV and through mobile App. KT Skylife is preparing to offer satellite channel services with next generation technology, such as DCS, MDU, overlay and etc., which will improve the stability of service quality without any interference from external conditions.

•	Real estate development, rental and management (KT Estate)

KT Estate plans to offer total real estate asset management including planning, investment, and management of clients’ real estate.

•	Staffing Agency (H&C Networks)

H&C Networks plans to expand payment related business rather than general outsourcing area to enhance professional competencies. It offers subcontract proposal of credit/debit card processing to enlarge payment related business.

•	Information Securities (Initech)

Initech established separate organization to pan new business and expected to make official announcement when it achieves tangible outcomes.

•	Financing Business (Smartro)

Smartro plans to expand VAS services related with VAN business, and expects to enlarge various areas with IT, Telecommunication and financial business.

•	Equipment and Related Product Wholesale (KTM&S)

KT M&S is creating a synergy with KT by expanding a mobile and fixed customer base through supporting on-site sales.

•	Online Contents Distribution (KT Hitel)

KT Hitel offers IP based edged service data broadcasting T commerce ‘K shopping’ channels after it launched since July 2013.

•	Submarine Cable Construction (KT Submarine)

KT submarine expands to offshore business as new renewable energy business.

•	Security and Guards (KT Telecop)

KT Telecop launched the “Face-Cop service,” which allows control of building access and the “Energy-Cop service,” which offers automatic counting of building entrants, and also launched “Home Securities Service for Women,” which helps protect against violence.

•	Advertising (Nasmedia)

Nasmedia plans to develop interactive products and solutions for advertising to maintain its stable growth despite the decrease in the online advertisement market. Nasmedia also plans to advance the integrated digital video advertising network.

•	Software Development and Provision (KT DS)

KT DS has successfully completed BIT project -construction of the next generation BSS, OSS and BI/DW. KT DS tries to maximize the efficiency of the KT group as a whole and the competiveness by integrating the IT service unification of KT’s group companies.

•	Directory Assistance Business (KT IS, KTCS)

We launched the KT Tax Refund (KTTR) business, a domestic refund business for foreign tourists and laid the foundation for new growth.

•	MVNO (KT M mobile)

KT M mobile is trying to get high value customers by diversifying the price plan.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

2. Main Products and Services

•	Telecommunication (KT)

Service	2016	2015	2014
Local telephony

<2016.2>

•   Brand Pop-up service launch(2.26)

•   Connect calls when calling from the smartphone

•   An image call connection service that displays the image / name / greetings previously registered by the customer (individual carrier) on the outgoing smartphone

<2016.3>

•   Media CID launch

•   When a call is made from a local phone to a mobile phone, the information of the caller is displayed in the form of multimedia

<2015.6> • Multi-number service launch • Value Added service that allow user to add another phone number besides existing mobile number

<2014.4>

•   Improvement on bulk/multi line discount plan

•   Easing subscription conditions for New subscriber

<2014.6>

•   unlimited plan launch(6.1)

•   Fixed rate including basic fee

•   Home unlimited 3000 : Won 5,500/mo (3yrs bundle contract)

•   SoHo unlimited 3000 : Won 7,500/mo (3yrs bundle contract)

<2014. 10>

•   Call manager App launch(10.24)

•   Make call and send/receive SMS with Local Telephony number by installing App on smartphone

•   Provide various additional services including call history management

<2014.11>

•   Wireline/Wireless integrated Ringo launch

•   Use Local telephony Ringo music on Mobile service

Mobile

<2016.3>

•   Y24 Pricing Plan launch(3.3)

•   Y24 299/349/399/449/499/ 599 6tyle launch

•   Offers ‘Three Hours Daily Data’ and ‘Half Content’ benefits for under-24s

<2016.4>

•   Wearable device tariff plan launch(4.7)

<2016.7>

•   Actioncam tariff launch

<2016.8>

•   Yteen tariff launch

•   Yteen 20/27/32/38 4 type launch

<2016.9>

•   Data Together Plan launch

<2016.11>

•   Y unlimited Data festival campaign

<2015.3>

•   Removal Membership fee(3.31)

•   ~~W~~7200g~~W~~0

<2015.5>

•   LTE Data Choice Plan launch(5.8)

•   LTE Data Choice Plan 299/349/399/499/599/699/999(7 kinds)

•   Mobile Voice Unlimited, Data roll over and borrow service

<2015.6>

•   Strengthened voice call benefit for Data Choice Plan(6.1)

•   LTE Data Choice Plan 299/349/399/499)

•   Add more benefit : Unlimited Voice for both mobile and fixed

•   My time plan launch

•   LTE only service

•   Provision of Data Unlimited in preferred time zone(within 3hrs 2GB at full speed, after 3hrs unlimited data at 3Mbps)

<2015.7>

•   Added LTE Data Choice Plan

•   LTE Data Choice Plan 449

<2015.8>

•   LTE Safe Data 350 launch (8.1)

•   Data 450MB + max 400Kbps Qos

<2015.9>

•   LTE Safe Data 350 launch (8.1)

•   Data 450MB + max 400Kbps Qos

<2015.9>

•   Youth Genie Plan launce(9.21)

•   Youth Genie Basic / Youth Genie Safe(2kinds)

•   Genie music unlimited and roll over unlimited

<2014.1>

•   Wideband Safe Unlimited launch (1.29)

•   Wideband safe unlimited 67/77

•   Given Data 15GB. After 15GB speed capped at 400kbps

<2014.2>

•   LTE Selective plan launch(2.28)

•   LTE selective 100min/250M Wideband safe unlimited 73.5, etc.(33 kinds)

•   Voice+Data, Select Data amount best fit to usage pattern

<2014.03>

•   Additional benefit for Wideband safe unlimited couple package(3.13)

•   Wideband safe unlimited 67/73.5/77/84.5 (4 kinds)

•   Unlimited Voice for one designated on-net number

<2014.4>

•   Voice/SMS/Data unlimited package launch (4.1)

•   Unlimited79 launch(4.7)

•   LTE Selective plan additional launch (4.28)

•   Add on-net unlimited voice option

•   On-net unlimited selective 100min/250M, Wideband safe unlimited 73.3, etc.(21 kinds)

<2014.6>

•   Contents bundled data unlimited package launch

•   Unlimited87 launch (5.28)

•   Additional benefit for unlimited97 (6.1)

•   Provide free contents package for unlimited87/97/129 (6.1)

<2015.10> • Net tariff Data Safe plan launch(10.21) • Tablet only plan launch(1kind) • Data 35GB + max 5Mbps QoS	<2014.7> • Wireless bundle discount products launch • Family wireless discount(7.01~10.31) <2014.8> • Disabled plan with plenty video offering • LTE Sonmal sharing69 launch(8.31)

<2014.9>

•   Wireless signup fee reduction

•   before : Won14,400

•   after : Won7,200

•   Strengthen benefits for vulnerable plan

•   Provide more data for disabled/Senior plan

•   Household Telecom bill reduction plan

•   Reduce Simple Charge voice rate(9.30)

•   ( Won4.8 -> Won4.4)

•   LTE prepaid launch

•   LTE charge/LTE lite/LTE medium (9.30)

<2014.10>

•   Tariff discount launch which is substitute for handset subsidy

•   Tariff discount(subsidy substitute) (10.1)

•   Youth safe data plan launch

•   Youth safe data45 (10.31)

<2014.11>

•   Net tariff plan without penalty launch

•   Net unlimited69, etc. 29 kinds (11.12~24)

•   Wearable handset only plan launch

•   Wearable plan (11.5)

<2014.12>

•   Reduce feature phone data rate

Broadband

<2016.1.1>

•   GIGA Internet Subs 1M promotion

•   For user, GiGA / UHD / GWH GiGA WiFi home Rent discount

•   Term : 16.1.1~3.31

•   1G Discount Promotion

•   For Giga (1G) customers, Internet fee and GiGA WiFi home rent discount

•   Term : 16.3.2~6.30

<2016.9.1>

•   GIGA WiFi AP Discount

•   GiGA WiFi AP monthly rent discount according to the Internet products and bundle conditions used

<2016.10.1>

•   Discount promotion for on-line sign up customers

•   Discounted internet rate for new customers who join internet and TV products online

•   term : 16.10.1~17.3.31

<2015.3.2>

•   olleh GiGA WiFi home launch

•   Residential GiGA speed AP

•   3years contract ~~W~~3,000

<2015.3.2>

•   GiGA WiFi home promotion

•   LTE/TV/Internet bundle discount

•   Period : 15.3.2~6.30

<2015.6.8>

•   Olleh Internet Office IP pack launch

•   Option type added service to select Static/DHCP IP according to office environment

•   3years contract Static IP ~~W~~40,000 / DHCP IP~~W~~35,000

<2015.7.27>

•   Best Customer GiGA speed provision promotion

•   GiGA internet usage fee discount toward customers over 15years or MIT bundle customers over 10years

•   Period : 15.7.27~16.1.26

<2015.8.5>

•   GiGA WiFi home bundle discount launch

•   GiGA WiFi home Monthly rent discount on subscription conditions

<2015.8.24>

•   GiGA WiFi home AP discount program for long term customers

•   Monthly rent discount when customers newly rent AP for over 3years.

<2015.10.1>

•   GiGA Internet 1year anniversary promotion.

•   1G new/change customer discount of GiGA WiFi home AP rent

•   Period : 2015.10.1~2015.12.31

<2014.3.1>

•   New semester promotion

•   free internet event (Mar~Apr)

<2014.7.1>

•   Internet office promotion

•   Discount up to 35%

<2014.7.4>

•   Olleh SoHo Success-pack launch

•   Mandatory in-store communication products sale

•   Won20,000 with 3yrs contract

<2014.8.18>

•   Olleh internet launch

•   100Mbps

•   Won25,500 with 3yrs contract

<2014.10.20>

•   Olleh giga internet launch

•   1G/500Mbps

•   Won35,000/30,000 with 3yrs contract

<2014.10.20>

•   Giga internet launch promotion

•   Additional Won5,000 discount for ‘Olleh together’ subscriber

IPTV

<2016.4>

•   Change in formula of discount benefits to return

•   Target : new customers signing up from April.1. 2016

•   Change Item : Terminal Equipment Rental / Contract Term Discount / Re-Contract Discount

•   Change detail : Change to a parabolic structure so that discount benefits to return are reduced after a certain time

<2016.8>

•   Olleh TV Air launch(8.18)

•   Providing the first wireless-based IPTV watching environment in Korea

•   Price : 99,000won

* IPTV price plan reorganization (2015.1)

•   ollehTV live 10/15/25/34 launch

•   ollehTV live 10 : basic package providing 50 channels and 40k VOD libraries(~~W~~12,000)

•   ollehTV live 15 : basic package providing 80 channels and 40k VOD libraries(~~W~~18,400)

•   ollehTV live 25 : Combination package providing ollehTV live 15 and prime movie pack (~~W~~28,800)

•   ollehTV live 34 : Combination package providing ollehTV live 25 and catch on & catch plus, VIKI pay-tv channel (~~W~~40,000)

<2015.4>

•   ollehTV Skylife 10/15 launch

•   ollehTV Skylife 10 : ollehTV VOD or select type + Sky + HD + time& sports basic package((~~W~~12,000)

•   ollehTV Skylife 15 : ollehTV VOD or select type +SkyFamily + HD basic package((~~W~~18,400)

<2014.3> • New semester promotion • Provide Smart STB for free to 3 yrs contract new subscriber <2014.9> • UHD STB launch • Upgraded to provide UHD picture quality and various smart functions

<2015.11>

•   ollehTV live / ollehTV Skylife 12 launch

•   ollehTV live 12 : 60 channels and 40k VOD libraries(~~W~~14,400)

•   ollehTV Skylife 12 : ollehTV VOD or select type + Skyon + HD + time&sports basic package(~~W~~14,400)

•   Subscription Installment fee, Relocation Installment fee Exemption Þ Discount

VoIP	No new price plan

<2015.2>

•   Unlimited VoIP launch

•   3,000 free minutes and CID provision

•   Olleh home unlimited (~~W~~3,500), Olleh unlimited(~~W~~5,500), Soho unlimited(~~W~~7,500)

<2015.9>

•   VoIP D1 launch

•   Premium Voice service based on Dect VoIP technology on 1.7GHz Voice only spectrum

•   WhoWho Spam block

•   KT PI design

Same as Right
Bundle

<2016.2>

•   GIGA Loyal Club MediaPack discount Promotion

•   Term : 2.1~6.30

•   Providing free of charge for media pack for 24 months to customers signing up for Internet + IPTV + mobile (LTE bundle, wired / wireless combination) meeting the following conditions

•   Internet : Olleh GiGA Internet, Olleh GIGA Internet Compact

•    IPTV : OTV 12/15//25/34, OTS 12/15

•   Mobile : LTE Data Selection 999, LTE Data Selection 699

<2016.8>

•   ‘Total amount combination’ launch

•   Provide combined discounts based on total combined mobile monthly payments

•   Establishment of ‘Enterprise success pack’ business combination

•   Provides mobile combined benefits to employees who use leased line / KORNET / VPN use as a company

<2015.1>

•   Bundled discount on new ollehTV products

•   ~~W~~500 ~ 6,000 Monthly discount based on use condition(4kinds including OTV10)

<2015.2>

•   Bundled discount on new Unlimited VoIP(3kinds) products

•   Olleh unlimited home 3000 / ~~W~~1,400 discount

•   Home unlimited 3000 / ~~W~~2,200 discount

•   Soho unlimited 3000 / ~~W~~3,000 discount

<2015.4>

Bundled discount on new ollehTV products

•   ~~W~~500 ~ 3,400 Monthly discount based on use condition(2kinds including OTV10)

<2015.7>

•   Easement on Internet olleh together discount condition

•   Allowance of discount when mobile flat subscription is over ~~W~~20,000

•   Improvement on BIZ bundled products

•   Change in discount method as same as mobile

<2014.2>

•   ‘All-IP alright bundle promotion’ normalization

<2014.4>

•   Wireless-wireline bundle product ‘LTE olleh together2’ launch

•   Provide Won3,000~8,000 basic fee discount based on price plan

•   Rename bundle product

•   All IP alright -> Internet olleh together

•   Improve bundle product

•   Strengthen discount benefit for internet olleh together mobile 2 lines

<2014.5>

•   Improve internet olleh together mobile sign up conditions

: Include 3G

<2014.6>

•   Olleh SOHO success-pack launch

<2014.9>

•   Internet olleh together : Strengthen 1 line discount

<2016.10>

•   ‘Total amount bundle’ mobile designated line discount (100%)

•   Discount option that provides the total amount of mobile discounts to the total number of combined mobile calls that the customer specifies

•   Strengthened mobile benefit : LTE together discount on employees of corporate clients

•   Creation of BIZ bundle requirements : Internet, mobile condition added

<2015.9>

•   GiGA WiFi AP promotion normalization

•   ~~W~~1,000 ~ 3,000 Monthly discount based on use condition of bundled products

<2015.11>

•   Bundled discount on new ollehTV products

•   ~~W~~600 ~ 2,400 Monthly discount based on use condition(2kinds, OTV12, OTS12)

•   Business account bundle product : increase VoIP able to bundle lines (50 lines -> 100 lines)

<2014.10>

•   launch new product compatible with giga internet

•   Discount won2,000 ~ 35,000

•   Bundle promotion in accordance with giga internet launch

•   Period : ~ ’15. April

•   Discount up Won5,000

<2014.12>

•   Business account bundle product

•   Integrate similar products and improve subscription terms

•	Telecommunication (KT Sat)

KT Sat is providing satellite based services. As the price for those services is based on terms of condition, there are no changes in those pricing rates.

•	Telecommunication (KT Powertel)

When based on the general plan, the basic monthly fee is Won 17,000 and, there are additional fees of Won 12 per 10 seconds on individual radio calls, Won 22 on group calls, and Won 1.7(per second) on mobile voice calls.

Based on the LTE standard rate, the base fee is 15,000 Won per month, the individual wireless call charge per 10 seconds is 12 Won, the group call charge is 22 Won, and the mobile phone charge is 1.0 Won per second.

•	Telecommunication (KT Linkus)

Item		2016	2015	2014
Public Phone	Local call	70	70	70
	Local distance call	70	70	70
	International call	300	300	300
	Mobile call	70	70	70

1.	Local phone billing time: 180 seconds

2.	Long-distance telephone billing time

•	1 band (between billing distance of 30 km and adjacent calls): 180 seconds

•	2 bands (over 30 km of billing distance): 43 seconds

•	2 band discount time (0:00 to 08:00 on weekdays, 21:00 to 24:00 holidays 0:00 to 24:00): 61 seconds

3.	International billing time: billing time difference by destination country

•	Discount time (24: 00 ~ 06: 00 on weekdays, 00: 00-24: 00 on public holidays)

4.	Mobile phone billing time: based on 38 seconds

•	Telecommunication (KT Rwanda Networks Ltd)

There is no change with whole sale rate since commercialization in Nov. 2014

•	There are two options for retail sellers

Option#1) Single standard wholesale rate (include international internet service) : $3.25/GB

Option#2) Wholesale rate by rating group (include international internet service)

Rating Group (Retail Product Type)	Price (USD/GB)	Description
1GB or less	3.75	—
Above 1GB to 3GB	3.50	—
Above 3GB to 10GB	3.25	—
Above 10GB to 100GB	3.15	—
100GB and unlimited	3.00	Speed control under 512kbps over 100GB
200GB and unlimited	3.00	Speed control under 1Mbps over 200GB

▲ white-label wholesale product : “Monthly Unlimited Pack”

Products	Composition of Products	Wholesale Price
500MB per day (15.6)	Speed throttle down to 128Kbps when daily usage is over 500MB	$18/m(monthly flat rate, no return for unused data)
1GB per day (15.2)	Speed throttle down to 128Kbps when daily usage is over 1GB	$36/m(monthly flat rate, no return for unused data)
2GB per day (15.6)	Speed throttle down to 256Kbps when daily usage is over 2GB	$72/m(monthly flat rate, no return for unused data)
MUP Smart (15.6)	Speed throttle down to 128Kbps when it is over 500MB in specific time zone(00:00~08:00, 08:00~24:00)	$20/m(monthly flat, no return for unused data)
CSFB Daily & Weekly Packs (15.10))	Daily usage limit : 1GB(4G smartphone user target)	$1.4/GB (flat rate, no return for unused data)
4GB per day(16.1)	Speed throttle down to 512Kbps when daily usage is over 4GB	$137/m(monthly flat, no return for unused data)
CSFB Monthly Packs (16.2)	Daily usage limit : 1GB(4G smartphone user target)	$1.4/GB (flat rate, no return for unused data)
Small Volume Packs (16.4)	ISP 1GB (7 days), 5GB (30 days) Small-size bundle product	$3.0/GB (flat rate, no return for unused data)
Speed-limited volume product launched(16.6)	10GB / 30GB / 50GB / 100GB capacity at a rate of (30Mbps) proposed entry-level product	$3.0/GB (flat rate, no return for unused data)
Speed-limited flat-rate product launched (16.6)	Fixed-rate products with a maximum speed of 1Mbps / 3Mbps / 5Mbps	$ 140 / Mbps (monthly flat rate)
Voucher promotional items (16.12)	Daily ticket with validity of 1 day	$ 1 / GB (do not return unused data with promo sticker rate)

•	Credit Cards Business (BC Card)

(Unit: Won)
Category	2016	2015	2014
Member Store fee rate	0.8~2.5	1.50 ~ 2.70	1.50 ~ 2.70
Installment fee rate	11.0~18.5	11.00 ~ 18.50	11.00 ~ 18.50
Cash service interest rate	7.9~23.3	9.80 ~ 25.70	15.00 ~ 25.92
Card loan(credit loan)	—	—	—

•	Satellite Broadcasting Service(KT Skylife)

				2016
				1Q	2 Q	3Q	4Q
SkyLife	UHD Blue	3yr Contract	Basic fee	15,000	14,000	14,000	14,000
			Installation fee	—	—	—	—
		5yr Contract	Basic fee	14,000	13,000	13,000	13,000
			Installation fee	—	—	—	—
	UHD Green	3yr Contract	Basic fee	13,000	12,000	12,000	12,000
			Installation fee	—	—	—	—
		5yr Contract	Basic fee	12,000	11,000	11,000	11,000
			Installation fee	—	—	—	—
	UHD On	3yr Contract	Basic fee	11,000	10,000	10,000	10,000
			Installation fee	—	—	—	—
		5yr Contract	Basic fee	10,000	9,000	9,000	9,000
			Installation fee	—	—	—	—
OTS	UHD OTS 15	3yr Contract	Basic fee	15,000	15,000	15,000	15,000
			Installation fee	—	—	—	—
	UHD OTS 12	3yr Contract	Basic fee	12,000	12,000	12,000	12,000
			Installation fee	—	—	—	—
	UHD OTS 10	3yr Contract	Basic fee	10,000	10,000	10,000	10,000
			Installation fee	—	—	—	—

•	Real estate development, rental and management (KT Estate)

KT estate provides real estate development and lease and maintenance service. The price for each service cannot be calculated due to the different nature of each business segment.

•	Staffing Agency (HNC Network)

	(unit: Won thousand)
Category	2016	2015	2014	Note
Subcontract	2,711	2,490	2,434	Average subcontract, dispatch commission / person
Dispatch	2,367	1,625	1,594

•	Information Securities (Initech)

	(Unit: Won thousand)
Category		2016	2015
Certification and encryption	PKI	5,000	5,000
	INISAFE Web	4,563	6,489
	SAFE DB	3,811	7,460
Integrated Security Management	INISAFE NEXESS	9,195	7,161
	NexID	5,612	3,989

•	Financing business (Smartro)

There is a variety of service prices for each card and service, and the service unit price is falling every year due to the issue of commission fee cuts. The average unit price in 2016 has been reduced by 10.1% compared to 2015.

•	Equipment and Related Product Wholesale (KTM&S)

In the case of terminals, it follows the manufacturer’s pricing policy, and in case of communication services, KT’s pricing policy is applied.

•	Online Contents Distribution (KT Hitel)

We offer a variety of services such as movies, drama, and education in the content area. We also sell a variety of products through T-commerce ‘K-shop’. It is not possible to calculate the sales item price for all these services.

•	E- Commerce (KT Commerce)

During the reporting period, there is no change in the selling price of products or services that have a significant impact on the profitability of the business.

•	Music contents (KT Music)

Category	Detail	2016. 4Q
Record	CD	8,000
Online streaming	Download 30 songs + streaming	9,000
	Download 100 songs + streaming	20,000
	Smart Download + streaming	7,000
	Download 30 songs	6,000
	Download 100 songs	18,000
	Online streaming	6,000
	Smart streaming(only for smart seduces)	5,000

➢	Main reason of price change : Reflecting collecting policy for copyright holder’s rights and neighboring rights fees

•	Submarine Cable Construction (KT Submarine)

Price changes cannot be calculated due to the nature of the business.

•	Security and Guards (KT Telecop)

The company provides a variety of services, and the price varies depending on the services provided.

•	Advertising (Nasmedia)

The company provides a variety of services such as online advertisements, digital video advertisements, and etc. It is not possible to calculate the price per item for all of these services.

•	Software Development and Provision (KT DS)

A price for IT services varies depending on the software price.

•	Directory Assistance Business (KTIS, KTCS)

KTCS

Item	2016	2015	2014

114 directory assistance	Won120 (Night/Holidays Won140)	Won120 (Night/Holidays Won140)	Won120 (Night/Holidays Won140)

Priority number assistance	Won30,000 / month (same standard)	Won30,000 / month (same standard)	Won30,000 / month (same standard)

*	Estimation of the average price of a contact center is not meaningful because it can not be seen as a single task due to the nature of business depending on the type of business (inbound / outbound), business type (financial business, shopping mall, etc). The distribution business also has many kinds of product sales, and it can not calculate the exact price according to various reasons such as the environmental change of communication market and marketing cost.

KTIS

Item		2016				2015				2014
Contact center	114 directory assistance	Won120 (Night/Holidays Won140)				Won120 (Night/Holidays Won140)				Won120 (Night/Holidays Won140)
	Contact center	2,220( unit : Won thousand/month, person)				2,220( unit : Won thousand/month, person)				2,284( unit : Won thousand/month, person)
Priority Number assistance	Monthly fixed rate (Won)	1 group	2group	3 group	4 group	1 group	2group	3 group	4 group	1 group	2group	3group	4 group
	Megalopolis	Delete				Delete				65,000	63,000	60,000	55,000
	City	55,000	53,000	50,000	45,000	55,000	53,000	50,000	45,000	55,000	53,000	50,000	45,000
	Borough	44,000	42,000	40,000	36,000	44,000	42,000	40,000	36,000	44,000	42,000	40,000	36,000
	Dong	33,000	31,000	30,000	27,000	33,000	31,000	30,000	27,000	33,000	31,000	30,000	27,000

*	Priority number assistance subscription fee is subdivided according to service area and industry group.Each group is divided into city, district and province, and the groups of each industry are divided into four groups: 1 group(moving center, car rental), 2 group(flower shop, flower delivery), 3group(quick delivery, key repair, etc.), and 4 group(1 ~ 3 groups).

•	MVNO (KT M mobile)

Products	2016	2015
Mobile (Postpaid)	<2016.1> M JejuAirline 19/28/34 <2016.2> M unlimited Voice call USIM 448 M Teenage LTE USIM 19/24 <2016.3> M Gift 19/28/34 <2016.4> Young 30 <2016.5> M unlimited Voice call 459 Young 50	2015.01 2015.02 2015.03 2015.05 2015.06 2015.07 2015.08 2015.09

LTE Standard(WiFi)

M Economy 19

M Welfare 8000, M welfare LTE 45

M LTE 19/24/29

No Contract LTE 43 (unlimited voice)

M Economy 17

M Economy 22

Absolute Discount

M 119 Zero

M Unlimited Voice in network LTE 35/45/55(roll over)

No Contract LTE USIM 17

LTE Absolute Discount

M Youth LTE 19/24

M Unlimited Voice USIM 205

M Unlimited Voice 285/325

Products	2016	2015
	<2016.7> 3G Discounted tariff M unlimited Voice call 3G 46 <2016.8> M Adult 19/24 <2016.9> M Teen 3G 13 <2016.12> Economy USIM 0.9 Economy USIM 1.7 Economy USIM 1.9 Economy USIM 2.9	2015.10 2015.11 2015.12	No Contract LTE USIM 13 M Unlimited Voice USIM 258/298 M Unlimited Voice 425 M Unlimited Voice USIM 348 M Data Only USIM 3.2GB M Absolute Discount
Mobile (Prepaid)	<2016.7> MPPS 35 <2016.8> LTE PPS 35	2015.02 2015.09	M Soldier M LTE Basic

3. Matters Related to Revenue

A. Performance in Terms of Revenue

•	Telecommunication (KT, KT SAT, KT Powertel, KT Linkus, KT Rwanda Networks Ltd.)

²	KT

(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Service revenue	14,755,901	86.7%	14,505,385	85.6%	14,408,096	82.6%
Merchandise sales (*)	2,272,967	13.3%	2,436,972	14.4%	3,027,707	17.4%

Total	17,028,868	100.0%	16,942,357	100.0%	17,435,803	100.0%

➢	figures are calculated based on K-IFRS

²	KT Sat

					(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Gap filler rentals	84,903	58.78%	83,881	62.9%	80,628	57.9%
Data transmission	13,354	9.25%	13,195	10.0%	13,625	9.8%
Video transmission	10,843	7.50%	10,295	7.8%	8,520	6.1%
Mobile satellite service	14,910	10.32%	14,546	10.9%	14,967	10.8%
Others	20,428	14.14%	11,311	8.4%	21,412	15.4%

Total	144,438	100.0%	133,228	100.0%	139,152	100.0%

➢	figures are calculated based on K-IFRS

²	KT Powertel

					(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Frequency Trunked Communications	58,928	73.3%	70,957	68.3%	85,277	81.3%
Mobile Handsets	18,830	23.4%	27,525	26.5%	16,923	16.1%
Others	2,607	3.3%	5,369	5.2%	2,666	2.5%

Total	80,365	100.0%	103,851	100.0%	104,866	100.0%

➢	figures are calculated based on K-IFRS

²	KT Linkus

					(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Public Telephony Business	61,282	52.3%	67,679	59.2%	70,243	66.1%
Logistics Business	27,710	23.6%	25,775	22.5%	23,284	21.9%
Product Distribution Business	15,911	13.6%	11,051	9.7%	5,178	4.9%
Others	12,339	10.5%	9,841	8.6%	7,560	7.1%

Total	117,242	100.0%	114,345	100.0%	106,265	100.0%

➢	figures are calculated based on K-IFRS

²	KT Rwanda Networks, Ltd

					(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
LTE	9,282	34.5%	1,929	25.4%	520	13.2%
Fixed	5,032	63.7%	5,506	72.5%	3,418	86.8%
Other	256	1.8%	159	2.1%	0	0.0%

Total	14,570	100.0%	7,594	100.0%	3,939	100.0%

➢	Source: KTRN financial statements, 2016

•	Credit Cards Business (BC Card)

					(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Card revenue	210,879	5.9%	205,030	5.9%	202,420	6.1%
Credit card processing	3,072,762	86.1%	2,948,177	84.1%	2,857,252	86.7%
Additional service	88,716	2.5%	91,803	2.6%	94,860	2.9%
Others	194,581	5.5%	259,085	7.4%	139,767	4.2%

Total	3,566,938	100.0%	3,504,095	100.0%	3,294,299	100.0%

➢	Card revenue includes commissions from member companies for the proxy act of card related work.

➢	Additional services include revenue from insurance, telecommunication, travel and etc.

➢	figures are calculated based on K-IFRS

•	Satellite Broadcasting (KT Skylife)

					(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Service revenue	342,187	54.7%	356,051	56.8%	377,656	60.6%
Platform revenue	185,909	29.7%	162,116	25.9%	129,921	20.9%
Rental revenue	43,446	6.9%	46,664	7.4%	53,001	8.5%
Others	53,583	8.6%	61,567	9.8%	62,223	10.0%

Total	625,126	100.0%	626,398	100.0%	622,800	100.0%

➢	Channel revenue: channel rental revenue + commission for home shopping transmissions.

➢	figures are calculated based on K-IFRS

•	Real estate development, rental and management (KT Estate)

					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Rental business	131,530	33.8%	130,171	40.2%	132,009	47.1%
Real estate commission business	120,697	31.0%	115,203	35.5%	103,756	37.0%
PM fee	8,183	2.1%	6,226	1.9%	9,427	3.4%
Development business	76,050	19.6%	69,548	21.5%	34,312	12.2%
Selling business	38,772	10.0%	—	0.0%	246	0.1%
Others	13,488	3.5%	2,769	0.9%	636	0.2%

Total	388,720	100.0%	323,917	100.0%	280,386	100.0%

➢	figures are calculated based on K-IFRS

•	Staffing Agency (HNC Network)

					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Subcontract	33,984	93.9%	29,811	91.3	28,112	93.9
Dispatch	2,189	6.1%	2,833	8.7	1,817	6.1

Total	36,173	100.0%	32,645	100.0	29,929	100.0

➢	figures are calculated based on K-IFRS

•	Information Securities (Initech)

					(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Certification & Encryption (PKI, SAFE DB)	5,358	8.0%	5,423	9.6%	6,662	14.7%
Total Security Solution (INISAFE NEXESS, SA)	2,518	3.7%	2,350	4.1%	1,790	3.9%
Equipment Sales	366	0.5%	669	1.2%	136	0.3%
Finance ASP	10,025	14.9%	10,025	17.7%	11,283	24.8%
SI	23,710	35.2%	10,384	18.2%	5,825	12.8%
Products	8,225	12.2%	14,261	25.1%	10,769	23.7%
ITO	11,915	17.7%	8,447	14.9%	4,264	9.4%
Outsourcing	4,942	7.4%	4,928	8.7%	4,455	9.8%
Rental Revenue	269	0.4%	268	0.5%	265	0.6%

Total	67,328	100.0%	56,755	100.0%	45,449	100.0%

•	Financing Business (Smartro)

					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Product	11,957	7.3%	6,476	4.2%	3,848	2.7%
Outsourcing	152,521	92.7%	145,945	95.8%	137,054	97.3%

Total	164,478	100.0%	152,421	100.0%	141,352	100.0%

•	Equipment and Related Product Wholesale (KTM&S)

					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Product	526,118	73.0%	636,601	74.7%	626,541	70.8%
Commission	194,882	27.0%	216,177	25.3%	258,845	29.2%

Total	721,000	100.0%	852,778	100.0%	885,386	100.0%

➢	figures are calculated based on K-IFRS

•	Online Contents Distribution (KT Hitel)

					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Contents Distribution (IP Contents)	56,361	28.4%	54,509	34.0%	47,691	35.0%
Platform Construction, R&D	68,976	34.7%	64,668	40.3%	62,039	45.6%
TV Shopping	73,402	36.9%	41,318	25.7%	26,307	19.3%
Wireless Internet	—	—	49	0.0%	41	0.0%

Total	198,739	100.0%	160,545	100.0%	136,078	100.0%

➢	Most of sales are generated domestically.

•	E- Commerce (KT Commerce)

					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Product	496,860	99.9%	586,762	99.8%	514,928	99.8%
Others	698	0.1%	742	0.2%	890	0.2%

Total	497,558	100.0%	587,504	100.0%	515,818	100.0%

➢	figures are calculated based on K-IFRS

•	Music contents (KT Music)

					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Music business	103,001	92.6%	86,772	97.3%	85,261	98.8%
Others	8,286	7.4%	2,407	2.7%	1,079	1.2%

Total	111,287	100.0%	89,179	100.0%	86,340	100.0%

➢	Music Business: Genie, Olleh Music and other ASP sales, contents distribution and etc.

➢	Others: Outsourcing and others.

•	Submarine Cable Construction(KT Submarine)

					(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Construction	65,821	78.4%	43,817	65.9%	49,739	64.9%
Maintenance & Repair	11,552	13.8%	12,615	18.9%	13,534	17.7%
Others	6,586	7.8%	9,986	15.2%	13,380	17.4%

Total	83,959	100.0%	66,418	100.0%	76,653	100.0%

➢	figures are calculated based on K-IFRS

•	Security and Guards (KT Telecop)

					(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Security service	307,734	98.0%	295,244	98.2%	254,480	99.0%
Distribution	5,652	1.8%	4,882	1.6%	1,942	0.8%
Others	542	0.2%	522	0.2%	607	0.2%

Total	313,928	100.0%	300,648	100.0%	257,029	100.0%

➢	figures are calculated based on K-IFRS

•	Advertising (Nasmedia)

					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Advertising	61,632	99.8	45,375	99.7	29,855	100.0
Financial Lease	118	0.2	115	0.3	—	—

Total	61,750	100.0	45,490	100.0	29,855	100.0

➢	figures are calculated based on K-IFRS

•	Software development and Provision (KT DS)

					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Product	56,631	12.0%	74,372	17.8%	14,627	4.1%
Outsourcing	413,975	88.0%	342,708	82.2%	338,653	95.9%

Total	470,606	100.0%	417,080	100.0%	353,280	100.0%

➢	figures are calculated based on K-IFRS

•	Directory Assistance Business (KTCS, KTIS)

KTCS					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Olleh customer service (1)	204,578	44.6%	207,098	43.0%	182,201	41.6%
Contact business (2)	76,475	16.7%	78,061	16.2%	75,380	17.2%
114 business (3)	29,468	6.4%	36,795	7.6%	34,763	7.9%
Number priority business (4)	31,201	6.8%	32,782	6.8%	35,168	8.0%
Distribution (5)	102,335	22.3%	119,169	24.7%	102,875	23.5%
Others (6)	14,222	3.1%	7,838	1.6%	7,651	1.7%

Total	458,279	100.0%	481,741	100.0%	438,038	100.0%

➢	(1) KT’s representative product, contact business

➢	(2) Open market contact business providing service to public institution (City Hall, KAMCO, Ministry of Employment and Labor) and corporations (Skylife, KB Card, and Nonghyup)

➢	(3) Telephone number searching service for when customers call in at 114

➢	(4) Telephone number priority service when customers call in at 114 for unspecified store numbers

➢	(5) Selling products of KT, under a contract with KT

➢	(6) Other business includes sales consulting, leasing and etc.

KTIS					(Unit : Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Outsourcing (1)	203,657	46.6%	213,075	46.2%	203,884	45.2%
Number priority business (2)	28,791	6.6%	30,315	6.6%	33,260	7.4%
Call center business (3)	74,066	17.0%	73,629	16.0%	76,830	17.1%
Distribution (4)	107,775	24.7%	128,970	28.0%	131,621	29.2%
Others	22,440	5.1%	15,108	3.3%	5,068	1.1%

Total	436,730	100.0%	461,098	100.0%	450,663	100.0%

➢	(1) Telephone number searching business and KT customer service

➢	(2) Telephone number priority service when customers call in at 114 for unspecified store numbers

➢	(3) Call center service provided other than KT

➢	(4) Outsourcing, prepaid card/phone service, mobile sale, and other resell of KT product

•	MVNO (KT M mobile)

					(Unit: Won million)
Category	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Product (Pre-paid)	619	0.6%	366	0.9%	—	—
Service(Pre-paid)	5,405	4.8%	2,301	5.4%	—	—
Product (Post-paid)	49,649	44.3%	25,862	60.9%	—	—
Service(Post-paid)	56,333	50.3%	13,907	32.8%	—	—

Total	112,006	100.0%	42,436	100.0%	—	—

➢	figures are calculated based on K-IFRS

B. Channels and Methods of Sales

•	Telecommunication (KT)

•	Sales organization

•	Sales Channels

C. Methods and Conditions of Sales

[Discount rates based on Contract Periods(Broadband)]

(KRW)	1 Year	2 Years	3 Years	4 Years
Olleh GiGA internet	5,000	10,000	15,000	—
Olleh GiGA internet compant	4,000	8,000	12,000	—
olleh internet	3,000	6,000	10,500	—
KORNET (Express/Premium)	5%	10%	15%	—
olleh TV (Live/VOD)	5%	10%	20%	—

[Additional discounts after the Three-Year contract(Broadband)]

Category	After 3 Years	After 4 Years	After 5 Years	Remarks
olleh internet	2%	3%	5%	—
KORNET (Express/Premium)	2% (for additional 1 year)	3% (for additional 2 years)	5% (for additional 3 years)	When subscribers sign extend contracts

➢	No additional discounts are available for new subscribers signing after November 1, 2008.

[Additional discounts for contracts renewal(Broadband)]

Category	Renewal for 1 year	Renewal for 2 years	Renewal for 3 years	Renewal for 4 years
Type A	Won 1,000	Won 2,000	Won 3,000	Won 4,000
Type B	—	5%	10%	—

[Mobile sign up fee removal] (effective of Mar 31 2015)

	2015	2014	2013
Discount rate	100% (Won 7,200 -> Won 0)	70% (Won 14,400 -> Won 7,200)	40% (Won 24,000 -> Won 14,400)

➢	VAT included

[LTE Data-Centric Plans]

Price	Basic(KRW)	Voice	SMS	Data	Others
LTE Data Centric 32.8	32,890	Unlimited (plus 30 min Video Call)	Unlimited	300MB	Free Olleh TV Mobile (54.8 or higher) Free Data sharing for 2 lines
LTE Data Centric 38.3	38,390			1GB
LTE Data Centric 43.8	43,890			2GB
LTE Data Centric 49.3	49,390			3GB
LTE Data Centric 54.8	54,890			6GB
LTE Data Centric 65.8	65,890	Unlimited (plus 200 min Video Call)		Unlimited
LTE Data Centric 76.8	76,890
LTE Data Centric 109	109,890

[Aged 24 and under Plans]

	Price	Basic(KRW)	Voice	SMS	Data	Others
Under 24	Y24 32.8	32,890	Unlimited (plus 30 min Video Call)	Unlimited	300MB	2GB+3Mbps for 3 hours in every Day Half price for Genie pack
	Y24 38.3	38,390			1GB
	Y24 43.8	43,890			2GB
	Y24 49.3	49,390			3GB
	Y24 54.8	54,890			6GB
	Y24 65.8	65,890	Unlimited (plus 200 min Video Call)		Unlimited
Under 18	Y Teen 20	20,900	Controlling in given Data	200 a day	1,400MB	Data Switch
	Y Teen 27	27,390			2,000MB
	Y Teen 32	32,890			3,000MB
	Y Teen 38	38,390			4,700MB+400Kbps
Under 12	Kid AL 115(LTE)	12,650	12,000	50	—	Smart safeguard

[3G Smartphone Tariff Plan]

Type of plan	Basic fee	Voice (minute)	SMS (one)	Data (GB)	Others
Net Unlimited 51	56,100	Unlimited	Unlimited	5GB
Net Unlimited 61	67,100	Unlimited	Unlimited	10GB
Net Unlimited 77	84,700	Unlimited	Unlimited	17GB
Net Unlimited 99	108,900	Unlimited	Unlimited	25GB
Net Everybody olleh 28	30,800	130	Unlimited	750MB	On-net wireless unlimited
Net Everybody olleh 34	37,400	185	Unlimited	1.5GB	On-net wireless unlimited
Net Everybody olleh 41	45,100	250	Unlimited	2.5GB	On-net wireless unlimited
Net i-Slim	23,100	150	200	100MB
Net i-Value	39,600	300	300	Unlimited

[Smart Device Plan(LTE)]

	Type of plan	Basic fee	Voice (minute)	SMS (one)	Data	Others
Wearable	Wearable	11,000	50	250	500MB	—
Tablet	Data together	12,1000	—	—	500MB	—
	Net Data 1.6G	19,8000	—	—	1.6GB	—
	Net Data 3.2G	24,750	—	—	3.2GB	—
	Net Data 6.4G	33,000	—	—	6.4GB	—
	Net Data Unlimited	108,900	—	—	35GB	5Mbps QoS
Action Cam	Smart Action 10GB	16,500	—	—	10GB	10Mbps QoS

*	If you visit olleh.com, you can find the various price plan to more detail

D. Sales Strategy

•	Telecommunication (KT)

(a) Mobile Service

•	Enhancing leadership and competitiveness in the smartphone and emerging devices market: expanding the smartphone subscriber base and pioneering wearable device and IoT market.

•	Strengthening competitiveness by utilizing a differentiating network: Maintaining LTE leadership with a seamless wideband LTE-A coverage and better quality

•	Attracting high ARPU users by offering free video streaming services to subscribers who signed for higher plans.

•	Offering differentiated services experience after forming an optimized customer service structure to smartphone users.

•	Controlling marketing expenses by introducing a new sales program which provides for a special tariff discount instead of a handset subsidy.

•	Strengthening a customer retention policy targeting the long-term contract customers whose contract period has matured.

•	Providing various discount program and alliance program to the customer : credit card, CMA, check card

•	Constructing the CS service process to optimize the smartphone customer and providing the differentiate program.

•	Proving new program to the customer for more easier and innovative migration program for existing customer

•	Launching to Improve retention program

(b) IPTV Service

•	Promoting IPTV (olleh TV) products to our existing internet subscribers.

•	Expanding the client base by offering free set-top box rentals (with a three-year subscription contract) and opportunities to experience KT services.

•	Increasing synergy with Skylife by providing a hybrid product to strengthen customer retention and to promote up-selling.

(c) Broadband Internet Service

•	Strengthening competitiveness of All-IP based products and solidifying a No.1 market stance with active GiGA investment.

•	Expanding synergies with smart home businesses such as IPTV

•	Satisfying a diverse range of customer needs by providing differentiated value-added services.

•	Promoting specialized high-quality and optimized products by analyzing patterns of users.

(d) Telephone Service

•	Minimizing PSTN line loss by customer segmentation.

•	Expanding a new customer base.

•	Discovering a new business model and promoting remodeling.

•	Private and SOHO customer : Unlimited Price Plan

•	Customer retention program for various bundling service and bulk line discount program

•	Telecommunication (KT Sat)

Our sales organization is based at our headquarters and our mobile satellite business division has a sales office in Busan. For overseas repeaters sale, we operate sales offices in Jakarta and Dubai. With respect to other services, including Inmarsat, we conduct business through special distribution channels.

•	Telecommunication (KT Powertel)

Through direct sales organizations and cosigned dealers, KT Powertel is selling TRS services (voice and wireless data products) to customers. KT Powertel is providing cosigned dealers with a management fee of 6~9% of customer charges for 60 months. After 60 months, 7% of customer charges are paid to cosigned dealers as a long-term customer care fee.

•	Telecommunication (KT Rwanda Network Ltd)

KTRN is the 4G network wholesaler in Rwanda. KTRN focuses on increasing 4G service recognition and expanding sales volume through cooperation with mobile retailer. In recently by expanding shop-in-shop type distribution channel where customer try to use the smartphone handset directly before they are buying and providing the partnership program with wholesale and retail channel and improving the 4G awareness to the customer. KTRN opened the 4G LTE flagship store “4G Square” in Kigali(June, 2015) and Lubabu(August, 2015). From September 2015, KTRN sell the 4G samsung smartphone and 4G bundle service in the 23 service center in the country by cooperating with TICO.

•	Credit Cards Business (BC Card)

BC Card performs credit card (including debit card) issuing and payment processing based on the contract with credit card companies. BC card targets providing card issuances and payment processing services to more credit card companies.

•	Satellite Broadcasting (KT Skylife)

KT Skylife currently has four different sales channels: 1) local channels; 2) KT; 3) customer centers and 4) KT Skylife’s head office. There are 250 sales offices which are organized under 13 branches (four in Seoul, two in Busan and one each in Daejeon, Daegu, Gwangju and etc). KT Skylife is offering “olleh TV Skylife” through KT’s inbound and outbound sales channels. KT Skylife is offering expanded bundled products, which are bundled products of KT’s fixed and mobile LTE services. Two customer service centers are located in Suwon and Gwangju, providing customer services and retention services like HD product promotion and new subscriber acquisition. In order to strengthen direct and indirect sales channels, KT Skylife is utilizing its homepage and partnership marketing with public offices and on-line companies.

•	Real estate development, rental and management (KT Estate)

Conduct development of KT’s real estate, operate self-development project, consulting and real estate rental and management businesses.

•	Information Securities (Initech)

Sales are divided by direct versus indirect sales. Upon a client’s order, products are sold and payment is received upon inspection of products. Maintenance and repair is conducted upon contract and payment is received every month.

•	Online Contents Distribution (KT Hitel)

The majority of the sales are conducted via internet and revenue from the portal and contents are generated from end-consumers.

•	E-Commerce (KT Commerce)

Because of the company’s business characteristics (B2B business with corporations being our clients), the impact of general advertising is low for our company. Instead of advertisements, we conduct educational seminars targeting business personnel. Nowadays, the media is talking about how the B2B business can bring cost cutting measures, and thus, more corporations are recognizing the value of the B2B business, setting our sales strategy as more customers have an increasing desire for diversified products.

•	Music contents (KT Music)

Through the wireline/wireless music portal we provide audio on demand (“AOD”), downloading services to customers directly, and music services as ASP to KT group and our affiliates. We also conduct consulting businesses to provide adequate music services to shops and stores.

The sale of digital sound via music sites are conducted by streaming and downloads. In addition, payment is made by credit card, on-line cash transfer, and through mobile handsets.

•	Submarine Cable Construction (KT Submarine)

From 2001, we have been participating in submarine electronic cable construction projects developed by Korea Electric Power Corporation. However, to hedge the risk of a slowdown in submarine electronic cable construction projects, we strive to diversify our portfolio.

In order to participate in overseas construction, in addition to our ordinary sales, we aggressively participate in international conferences and seminars and strive to enhance our brand image by promoting our company and our equipment.

•	Security and guards (KT Telecop)

Our sales channels which consist of internal sales staff and an outside distribution network (allied store, special partners, etc.) attracts new customers.

•	Directory Assistance Business (KTCS, KTlS)

KTIS, KTCS is currently conducting KT group’s Customer Channel, Contact Center Business, 114 Directory and Call Number Guide Service, Logistic and Distribution Business.

4. Research and Development Activities

A. Research and Development Activities

•	Telecommunication (KT)

•	R&D Organization Structure

•	Institute of Convergence Technology.

•	Main Mission

•	Secure core technology for developing future businesses and strengthening competitiveness of existing businesses.

•	Research technology for next generation network.

•	Research differentiated service and technology to enhance the competiveness of ICT business.

•	Support for business feasibility study and commercialization of ICT based convergence technology in KT Group.

•	Execution of convergence service and incubation of new business project.

•	R&D Costs

(Unit: Won, million)
	Category	2016	2015	2014
	Raw Materials	—	—	—
	Labor Costs	49,821	49,626	43,426
	Depreciation	45,921	54,835	56,426
	Commissions	—	12	—
	Others	115,181	107,624	347,659

	Total R&D Costs	210,923	212,097	447,512

Accounting Treatment	Research and Ordinary Development Costs	165,720	178,436	183,595
	Development Costs (Intangible Assets)	45,203	33,661	263,917
	Percentage of R&D Costs over Revenue	1.24%	1.25%	2.57%

5. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	Telecommunication (KT)

KT holds 5,044 domestic patents and 1,072 overseas patents as of December 31, 2016.

•	Online Contents Distribution (KT Hitel)

KT Hitel holds 40 patents, more than 500 trademarks and 3 designs.

•	E-commerce (KT Commerce)

KT Commerce holds 2 patents.

•	Security and Guards (KT Telecop)

KT Telecop holds total 113 (36 patents, 5 designs and 72 trademarks)

•	Information Security Business (Initech)

Intech holds 32 domestic patents and 35 trademarks

•	Advertising (Nasmedia)

Nasmedia holds 2 domestic patents and 3 trademarks

•	Software development and provider (KT DS)

KTDS holds 2 patents, 8 trademarks and 13 designs

•	MVNO (KT M-mobile)

KT M-mobile holds 3 intellectual property rights.

III. Financial Information

1. Summary of Financial Statements (Consolidated)

(Unit: Won, million)
Classification	2016	2015	2014
Current Assets	9,643,306	8,583,176	8,750,934
• Cash and Cash Equivalents	2,900,311	2,559,464	1,888,663
• Trade and Other Receivables	5,331,245	4,884,617	4,813,761
• Inventories	377,981	525,366	393,271
• Other Current Assets	311,135	316,905	349,615
Non-current Assets	20,944,427	20,758,009	25,024,568
• Trade and Other Receivables	709,011	704,147	848,863
• Property, plant and equipment	14,312,111	14,478,914	16,468,196
• Investment Property	1,148,044	1,102,070	1,059,630
• Intangible Assets	3,022,803	2,599,751	3,544,033
• Investments in Joint Ventures and Associates	284,075	270,029	338,780
• Other Non-Current Assets	106,099	102,358	72,041

Total Assets	30,587,733	29,341,185	33,775,502

Current Liabilities	9,466,147	8,639,906	9,992,244
Non-Current Liabilities	8,326,807	8,535,814	11,992,970

Total Liabilities	17,792,954	17,175,720	21,985,214

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	9,656,544	9,059,305	8,571,130
Accumulated Other Comprehensive Expense	-1,432	13,870	25,790
Other Components of Equity	-1,217,934	-1,232,863	-1,260,709
Non-Controlling Interests	1,352,844	1,320,396	1,449,320

Total Shareholders’ Equity	12,794,779	12,165,465	11,790,288

	(Unit: Won million)
Classification	2016	2015	2014
Operating Revenue	22,743,665	22,281,221	22,311,666
Operating Profit	1,439,979	1,292,944	-406,590
Profit for the Period	797,844	631,288	-966,176
Number of Consolidated Companies	56	54	66

2. Summary of Financial Statements (Separate)

	(Unit: Won, million)
Classification	2016	2015	2014
Current Assets	4,851,079	4,636,920	3,836,507
• Cash and Cash Equivalents	1,602,397	1,126,991	469,255
• Trade and Other Receivables	2,590,161	2,974,117	2,977,621
• Other Financial Assets	289,613	2,051	16,433
• Inventories	178,096	327,240	201,870
• Other Current Assets	190,812	204,579	169,607
Non-Current Assets	19,849,258	19,585,575	21,083,789
• Trade and Other Receivables	622,045	605,181	722,658
• Other Financial Assets	198,777	218,582	136,581
• Property and equipment	11,961,193	12,144,964	12,418,683
• Investment Property	662,985	683,511	694,626
• Intangible Assets	2,337,549	1,804,083	2,443,023
• Investments in Subsidiaries, Associates and Joint Ventures	3,638,856	3,541,837	3,838,200
• Other Non-Current Assets	26,507	30,929	38,882

Total Assets	24,700,337	24,222,495	24,920,296

Current Liabilities	6,027,671	5,978,832	6,330,712
Non-Current Liabilities	7,588,147	7,859,707	8,983,730

Total Liabilities	13,615,818	13,838,539	15,314,442

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	9,156,204	8,446,950	7,729,425
Accumulated Other Comprehensive Income	-32,091	(17,270)	-24,193
Other Components of Shareholders’ Equity	-1,044,351	(1,050,481)	-1,104,135

Total Shareholders’ Equity	11,084,519	10,383,956	9,605,854

	(Unit: Won, million)
Classification	2016	2015	2014
Operating Revenue	17,028,868	16,942,357	17,435,803
Operating Profit	1,059,591	863,860	-719,490
Profit for the Period	809,330	770,324	-1,141,889

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated financial statements

A. Auditor’s opinion on the consolidated financial statements

FY 2016	FY 2015	FY 2014
Samil PwC	Samil PwC	Samil PwC

B. Audit (or review) Comments

Fiscal Year	Audit (or review) Comments	Issues noted
2016	Unqualified	Not applicable
2015	Unqualified	Not applicable
2014	Unqualified	Not applicable

2. Auditors’ opinion on the separate financial statements

A. Auditor’s opinion on the separate financial statements

FY 2016	FY 2015	FY 2014
Samil PwC	Samil PwC	Samil PwC

B. Audit (or review) Comments

Fiscal Year	Audit (or review) Comments	Issues noted
2016	Unqualified	Not applicable
2015	Unqualified	Not applicable
2014	Unqualified	Not applicable

3. Compensation to external auditors for the last three fiscal years

A. Audit services contract

(Unit: Won million, Hours)
Fiscal Year	Auditor	Contents	Compensation	Total Time
2016	Samil PwC	Review interim financial statements	2,700	39,835
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2015	Samil PwC	Review interim financial statements	2,700	41,837
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2014	Samil PwC	Review interim financial statements	3,100	43,022
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

B. Non-Audit services contract

(Unit: Won)
Fiscal Year	Contract date	Contents	Service period	Compensation
2016	2016/7	Comfort letter	2016/7	150,000,000
2015	2015/9	Confirming FY2014 financial ratio for Internet-only bank license	2015/9	900,000
2015	2015/2	Samurai bond comfort letter	2015/2	100,000,000
2014	2014/4	Comfort letter	2014/4	150,000,000

Total				400,900,000

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of March 28, 2016, the Board of Directors of KT consists of 11 Directors (3 Inside Directors and 8 Outside Directors). Under the Board of Directors, KT has eight different Committees as follows; Corporate Governance Committee, Audit Committee, Outside Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Executive Committee, CEO Recommendation Committee, Related-Party Transaction Committee and Corporate Sustainability Management Committee. The Board of Directors may establish additional committees if necessary.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
1st	2016. 1. 28	Approval of financial statements(separate and consolidated) of the 34th term	Original proposal approved
		Approval of Business reports of the 34th term	Original proposal approved
		Proposal on Corporate Sustainability Management Plan in 2016	Original proposal approved
		Proposal on donation to CSV in 2016	Original proposal approved
		Amendment of the articles on the BOD’s Committee	Original proposal approved
2nd	2016. 3. 3	Proposal on operational support for GCCI (Gyeonggi Center for Creative Economy and Innovation)	Original proposal approved
		Amendment of the articles	Original proposal approved
		Disposal of long term incentive and Acquisition of treasury shares	Original proposal approved
		Recommendation of Audit committee’s candidate	Recommendation of Audit committee’s candidate
		Agreement on the recommendation of Inside Directors	Original proposal approved
		Limit on Remuneration of Directors in 2016	Original proposal approved
		Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal approved
		Amendment of Executives’ severance pay Regulations	Original proposal approved
		Limit on Remuneration and distinction of administration executives	Original proposal approved
		Approval of financial statements(separate and consolidated) of the 34th term	Original proposal approved
		Approval of Business reports of the 34th term	Original proposal approved
		Notice of Annual General Meeting for the 34th term	Original proposal approved
		Report on operational condition of the internal accounting management system in 2015	Original proposal approved
		Report on inspection results of the internal accounting management system in 2015 by Audit committee	Original proposal approved
3rd	2016. 3. 25	Proposal on Acquisition of new Spectrum	Original proposal approved
		Proposal on election the chairman and committee organization	Chairman of BOD and members of committees appointed
4th	2016. 4. 28	Proposal on Corporate Sustainability Management committee Establishment and organization	Original proposal approved
		Amendment of the Corporate Governance Committee’s articles	Original proposal approved
		Proposal on disposition of treasury shares for long-term incentive	Original proposal approved
		Proposal on Real estate development plan of Sin-sa branch	Original proposal approved
		Report of financial statements(separate and consolidated) of the 1Q 2016	Original proposal approved
		Report of financial performance with other corporate which is less than 15 billion	Original proposal approved
		Report on inspection results of compliance management	Original proposal approved
5th	2016. 5. 22	Proposal on Renewal of 2.1GHz spectrum	Original proposal approved
6th	2016. 7. 28	Report of financial statements(separate and consolidated) of the 1H 2016	Original proposal approved
		Proposal on participation in capital increase with consideration on KT M mobile	Original proposal approved
		Proposal on election compliance officer and Amendment of the compliance standard	Original proposal approved
		Proposal on provision long-term incentive payment and disposition of treasury shares	Original proposal approved
		Limit on Remuneration of long term incentive and standard on stock compensation	Original proposal approved
		Proposal on Changing the committee’s organization	Original proposal approved

7th	2016. 9. 23	Amendment of articles on the BOD	Original proposal approved
8th	2016. 10.28	Report of financial statements(separate and consolidated) of the 3Q 2016	Original proposal approved
		Proposal on donation and operational support for ICCI (Incheon Center for Creative Economy and Innovation)	Original proposal approved
		Proposal on Real estate complex development plan of Songpa branch	Original proposal approved
		Proposal on Real estate complex development plan of Seoul joongang branch	Original proposal approved
		Amendment of the articles of the BOD’s Committee	Original proposal approved
9th	2016. 12. 8	Proposal on KT business plan for 2017	Original proposal approved
		Proposal on ITO Related-party Transaction for 2017	Original proposal approved
		Proposal on donation to labor welfare fund in 2016	Original proposal approved

(3) The Status of Committees under the Board of Directors

(a)	Organization of the Committees under the Board of Directors (as of March 28, 2017)

Title	Organization	Name	Purpose of Establishment and Authority	Note (Prior to 35th AGM)
CEO Recommendation Committee	All Outside Directors & 1 Inside Director	Recommendation of CEO candidates to the general meeting (Article 32 of Articles of Incorporation)
Corporate Governance Committee	4 Outside Directors, & 1 Inside Director	Suk-Gwon Chang (Chairperson) Do-Kyun Song, Jong-Gu Kim, Gae-Min Lee, Hyeon-Mo Ku	Improvement of Corporate Governance	Suk-Gwon Chang (Chairperson) Do-Kyun Song, Dae-Keun Park, Dae-Ho Kim, Hyeon-Mo Ku
Outside Director Candidate Recommendation Committee	All Outside Directors & 1 Inside Director	Recommendation of Outside candidates to the general meeting (Commercial Law §542: 8 ) ø See V. 1.(4) Independence of the Board of Directors for the Outside Director Candidate Recommendation Committee
Audit Committee	4 Outside Directors	Jong-Gu Kim (Chairperson) Dong-Wook Chung, Sang Kyun Cha, Dae-Keun Park	Audit Committee installation according to Commercial Law §542: 11 (Audit Committee) 1st article ø See V. 2. Audit Committee	Jong-Gu Kim (Chairperson) Dong-Wook Chung, Sang Kyun Cha, Dae-Keun Park
Evaluation & Compensation Committee	4 Outside Directors	Dong-Wook Chung (Chairperson) Do-Kyun Song, Suk-Gwon Chang, Il Lim	Management Agreement with the CEO and Assessment	Sang Kyun Cha (Chairperson) Do-Kyun Song, Suk-Gwon Chang, Dae-Keun Park
Executive Committee	3 Inside Directors	Chang-Gyu Hwang (Chairperson), Heon Moon Lim, Hyeon-Mo Ku	Management and financial matters authorized by the Board of Directors	Chang-Gyu Hwang (Chairperson), Heon Moon Lim, Hyeon-Mo Ku
Related-party Transaction Committee	4 Outside Directors	Dae-Keun Park(Chairperson), Do-Kyun Song, Gae-Min Lee, Il Lim	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Dong-Wook Chung (Chairperson) Jong-Gu Kim, Dae-Ho Kim
Corporate Sustainability Management Committee	4 Outside Directors, & 1 Inside Director	Sang Kyun Cha(Chairperson), Dong-Wook Chung, Suk-Gwon Chang, Il Lim, Heon Moon Lim	Matters about Corporate Sustainability Management	Dae-Keun Park(Chairperson), Dong-Wook Chung, Suk-Gwon Chang, Sang Kyun Cha, Heon Moon Lim

ø	Outside director Daiwon Hyun resigned on June 8, 2016.
ø	Outside Director Gae-Min Lee and Il Lim newly appointed on March 24, 2017.
ø	Outside Director Jong-Gu Kim, Dae-Keun Park and Inside Director Heon Moon Lim, Hyeon-Mo Ku reappointed on March 24, 2017

(b)	Activities of the Committees under the Board of Directors

•	CEO Recommendation Committee

Meeting Date	Agenda	Results of discussion	Outside Director
			Jong-Gu Kim	Do-Kyun Song	Dong-Wook Chung	Suk-Gwon Chang	Sang Kyun Cha	Dae-Keun Park	Dae-Ho Kim
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2017.1.4	Plans for CEO election	Original proposal approved	—	FOR	FOR	FOR	FOR	FOR	FOR
2017.1.16	Reviews on CEO candidate’s documentation and Interview	Progress of review	—	FOR	FOR	FOR	FOR	FOR	FOR
2017.1.26	CEO candidate interview	Progress of interview	—	FOR	FOR	FOR	FOR	FOR	FOR
2017.1.31	Recommendation for CEO	Recommendation	—	FOR	FOR	FOR	FOR	FOR	FOR

ø	According to the CEO Recommendation Committee’s articles, the affirmative votes of majority of all directors in office excluding the chairperson are required for resolution (The chairperson don’t have the right to vote)

•	Corporate Governance Committee:

Meeting Date	Agenda	Results of discussion	Outside Director
			Suk-Gwon Chang	Do-Kyun Song	Sang Kyun Cha	Dae-Keun Park
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 80%
2016.1.28	Report on Corporate Sustainability Management Plan in 2015	Original proposal approved	FOR	FOR	FOR	FOR
	Report on Amendment of the articles of the BOD’s Committee	Original proposal approved	FOR	FOR	FOR	FOR
2016.2.16	Report on Amendment of the articles	Original proposal approved	FOR	FOR	FOR	FOR

Meeting Date	Agenda	Results of discussion	Outside Director
			Suk-Gwon Chang	Do-Kyun Song	Dae-Keun Park	Dae-Ho Kim
			Attendance 100%	Attendance 100%	Attendance 80%	Attendance 100%
2016.4.28	Report on Corporate Sustainability Management committee Establishment	Original proposal approved	FOR	FOR	FOR	FOR
	Report on Amendment of the Corporate Governance Committee’s articles	Original proposal approved	FOR	FOR	FOR	FOR
2016.9.23	Report on Amendment of the articles on the BOD	Original proposal approved	FOR	FOR	Absent	FOR
2016.10.26	Report on Amendment of the articles on the BOD’s Committee	Original proposal approved	FOR	FOR	FOR	FOR

•	Evaluation & Compensation Committee

Meeting Date	Agenda	Results of discussion	Outside Director
			Joo Hwan Im	Do Kyun Song	Suk-Gwon Chang	Daiwon Hyun
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2016.2.16	Result of CEO management assessment for 2015	Original proposal approved	For	For	For	For
	CEO management goal for 2016	Original proposal approved	For	For	For	For
	Proposal on remuneration standards and payment methods for CEO and Inside Directors	Original proposal received	For	For	For	For
	Report on Amendment of the Directior’s Severance pay regulation	Original proposal received	For	For	For	For

Meeting Date	Agenda	Results of discussion	Outside Director
			Sang Kyun Cha	Do-Kyun Song	Suk-Gwon Chang
			Attendance 100%	Attendance 100%	Attendance 100%
2016.7.28	Report on provision long-term incentive payment and disposition of treasury shares	Original proposal received	For	For	For
	Report on Limit on Remuneration of long term incentive and standard on stock compensation in 2016	Original proposal received	For	For	For

•	Executive Committee

Meeting Date	Agenda	Results of discussion	Inside Director
			Chang-Gyu Hwang	Heon Moon Lim
			Attendance 100%	Attendance 100%
2016.1.14	Plan for issuance of 189th corporate bonds	Original proposal approved	For	For
2016.2.5	KT Handset Account Receivable Selling Plan for 2016	Original proposal approved	For	For
	Plan for Revision of name and location of branches	Original proposal approved	For	For
2016.2.17	Plans for donation to Viewer Media Foundation	Original proposal approved	For	For

Meeting Date	Agenda	Results of discussion	Inside Director
			Chang-Gyu Hwang	Heon Moon Lim	Hyeon-Mo Ku
			Attendance 100%	Attendance 100%	Attendance 100%
2016.5.31	Proposal of Establishment for Smart farm school	Original proposal approved	For	For	For
2016.6.9	Plan for issuance of 1st foreign currency corporate bonds	Original proposal approved	For	For	For
2016.6.30	Plans for social donation in 2016	Original proposal approved	For	For	For
2016.7.8	Proposal of Establishment for ICT incubation center	Original proposal approved	For	For	For
	Proposal of invest fund for small and middle company’s overseas expansion	Original proposal approved	For	For	For
2016.9.26	Proposal of Project ‘Naju’	Original proposal approved	For	For	For

•	Related-Party Transaction Committee

Meeting Date	Agenda	Results of discussion	Outside Director
			Dong-Wook Chung	Jong-Gu Kim	Dae-Ho Kim
			Attendance 100%	Attendance 100%	Attendance 100%
2016.12.2	Proposal on ITO Related-party Transaction for 2017	Original proposal approved	For	For	For

•	Corporate Sustainability Management committee

Meeting Date	Agenda	Results of discussion		Outside Director
			Dae-Keun Park	Dong-Wook Chung	Suk-Gwon Chang	Sang Kyun Cha
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2016.7.28	Report on Corporate Sustainability Management goals and 2016 First half-year assessment	Original proposal approved	For	For	For	For

(c)	Evaluation of Board Activity in 2016

Evaluation Factors		Score
Role and Responsibility of BOD	Long-term strategy building	4.3
	Oversight of the management	3.7
	Review financial performance	4.6
	Independence for the fairness to shareholders	4.9
	Decision-making considering long-term interest of shareholders	4.6
	CEO Evaluation and compensation	4.3
	CEO search, training and succession	3.4
	Average	4.3

Efficiency of BOD	The number of BOD meeting and appropriateness of agenda	4.4
	Fullness of materials and sufficient explanation	4.2
	Provision of sufficient time to review materials	3.9
	Open discussion	4.3
	Access to information necessary for decision-making	4.2
	Review of follow-up measures	4.0
	Education of new board members	4.3
	Appropriateness of BOD composition	4.4
	Average	4.2
Appropriateness of board committees’ activities	Expertise of BOD members	4.0
	Empowerment to committees	4.6
	Organic connection between BOD and committees	3.9
	Appropriateness of committees’ composition	4.5
	Proper use of expertise	4.4
	Efficient operation of committees	4.1
	Average	4.2

(4) Independence of the Board of Directors

(a)	Independence of appointing BOD members

In order to secure independence and transparency, all candidates to the Board of Directors should be selected and must receive approvals from the general meeting of shareholders .Also, the outside search and advisory service may be conducted if necessary.

(b)	Appointment of new Directors

Name	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Jong-Gu Kim	Legal	Outside Director Candidate Recommendation Committee	Audit Committee(Chairperson) Corporate Governance Committee	Not Applicable

Dae-Keun Park	Finance/Accounting	Outside Director Candidate Recommendation Committee	Related-party Transaction Committee(Chairperson) Audit Committee	Not Applicable

Gae-Min Lee	Communication	Outside Director Candidate Recommendation Committee	Corporate Governance Committee Related-party Transaction Committee	Not Applicable

Il Lim	Management Of Technology/ IT technology	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee Related-party Transaction Committee Corporate Sustainability Management committee	Not Applicable

(c)	Establishing separate committee to appoint new directors

Name	Whether Outside Director	Note
Do-Kyun Song	O	The number of Outsider Directors should be more than 50%
Sang Kyun Cha	O
Suk-Gwon Chang	O
Dong-Wook Chung	O
Hyeon-Mo Ku	X

•	Outside Director Candidate Recommendation Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Do-Kyun Song	Sang Kyun Cha	Suk-Gwon Chang	Dong-Wook Chung
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2017.1.16	Proposal on Operation plan for Outside Director Candidate Recommendation Committee	Original proposal approved	For	For	For	For

2017.2.21	Report on result of the candidate search and confirm new director candidates	Original proposal approved	For	For	For	For

2017.3.3	Final decision on Outside Director candidates	Original proposal approved	For	For	For	For

(5) Expertise of Outside Directors

(a) Supportive team for Outside Directors

•	Corporate Governance Team at the Management Planning Department.

(b) Education for outside directors in 2016

•	Management presentation for new BOD members : 1st (3.15), 2nd(5.17), Dae-Ho Kim

•	Programs provided by Korea Directors Association(9.20-11.22), Dae-Ho Kim

2. Audit Committee

(1) Personal Information of Members of the Audit Committee

(as of March 28, 2017)
Name	Experience	Note
Jong-Gu Kim

•    Ph.D.in Law, College of Law, Dongguk University

•    Director of the Seoul Supreme Prosecutors’ Office

•    The 46th Minister of Ministry of Justice

•    Corporation lawyer of New Dimension Law Group (present)

Outside Director

Sang Kyun Cha

•    Ph.D. in database systems, Stanford University

•    Professor of Seoul National University (present)

•    Chairman, Big data Research center of Seoul National University (present)

•    Member of IEEE ICDE Executive Committee (present)

Outside Director

Dae-Geun Park

•    Ph.D., Economics, Harvard University

•    Professor of the College of Economics and Finance, Hanyang University (present)

•    Chief of the Economic Research Institute, Hanyang University (present)

•    Chairman, Financial Development Council, Financial Services Commission (present)

Outside Director

Dong-Wook Chung

•    Seoul National University, Graduate School of Law, LL.M., Seoul, Korea

•    Chief Prosecutor, Bucheon Branch of the Incheon District Prosecutors’ Office

•    Prosecutor, Seoul High Prosecutors’ Office

•    Senior Counsel, Law Firm Kim¸Choi & Lim (present)

Outside Director

(2) Independence of Audit Committee

The Audit Committee is established within the Board of Directors and members of the audit committee are appointed at the shareholders’ meeting. The Audit Committee is composed of four Outside Directors. Among the members, Dae-Geun Park is the financial expert.

The Audit Committee performs its duties and accounting work independently. If necessary, the Audit Committee and its members have the right to report on the company’s business and investigate the company’s financial status.

(3) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion
1st	2016. 2.16	Approval on remuneration for non-audit services of external auditors	Original proposal approved
		Approval of nomination for external auditor between 2016 and 2018 and audit fee in 2016	Original proposal approved
		Report on operational condition of the internal accounting management system	Original proposal approved
		Approval of nomination for new internal audit manager	Original proposal approved
		Audit committee’s report on operational condition of internal accounting management system	Original proposal approved
		Report on audit records for 2015 and audit plan for 2016	Original proposal approved
		Report of final audit for fiscal year 2016	Original proposal approved
2nd	2016. 3.17	Report of result of shareholders’ meeting agenda and papers reporting research	Original proposal approved
		Audit report for the annual general meeting of shareholders for the 34th term	Original proposal approved
		Evaluation report on operational status of internal compliance device of the audit committee	Original proposal approved
3rd	2016. 3.25	Appointment of the chairman of Audit committee	Chairman appointed
		Approval of remuneration for non-audit service of independent auditor for consolidated company for the Fiscal year 2015	Original proposal approved
4th	2016. 4.25	Report of financial statements(separate and consolidated) of the 1Q 2016	Original proposal approved
5th	2016. 7.26	Report of final audit for the first half of fiscal year 2016	Original proposal approved
		Report of audit performance for the first half of fiscal year 2016 and audit plan for second half of fiscal year 2016	Original proposal approved
		Report of financial statements(separate and consolidated) of the 1H 2016	Original proposal approved
6th	2016. 10.26	Report of financial statements(separate and consolidated) of the 3Q 2016	Original proposal approved

3. Matters on Shareholder’s Exercise of Voting Rights

(1)	Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

(2)	Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005).

4. Equity Investments

[As of December 31, 2016]							(Units: In Share, Won million, %)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Powertel Co. Ltd.	7,771,418	44.8%	37,419				7,771,418	44.8%	37,419	113,725	202
KT Linkus co., Ltd.	3,045,232	87.2%	6,588				3,045,232	87.2%	6,588	64,318	-3,830
KT Submarine	8,085,000	39.3%	24,370				8,085,000	39.3%	24,370	156,993	5,146
KT Telecop Co. Ltd.	5,765,911	86.8%	26,045				5,765,911	86.8%	26,045	265,553	143
KTCS	3,177,426	7.4%	6,427				3,177,426	7.4%	6,427	207,071	7,865
KTIS	10,196,190	29.3%	30,633				10,196,190	29.3%	30,633	221,176	9,991
KT Skylife	23,908,000	50.3%	311,696				23,908,000	50.3%	311,696	762,816	65,938
kt service bukbu	476,094	67.3%	7,089				476,094	67.3%	7,089	32,863	694
kt service nambu	531,127	76.4%	10,155				531,127	76.4%	10,155	32,621	772
KT New Business Investment Fund No.1	80	90.9%	8,112				80	90.9%	8,112	881	-280
KT Data System Co., Ltd.	2,400,000	95.3%	19,616				2,400,000	95.3%	19,616	195,696	10,753
KT Capital Media Contents Investment Fund No. 2	1,339	43.5%	1,341	-1,339	-1,341		0	0.0%	—
KT Estate	15,848,819	100.0%	1,084,522				15,848,819	100.0%	1,084,522	1,656,463	53,116
KT Strategic Investment Fund No. 1	200	90.9%	20,000				200	90.9%	20,000	3,360	-4,371
Gyeonggi-KT green growth fund	7,600	40.3%	2,900	-7,600	-2,900				—
SkylifeTV co., Ltd.	6,000,000	14.8%	3,000				6,000,000	14.8%	3,000	54,012	934
KT SB Data service	3,774,000	51.0%	18,870				3,774,000	51.0%	18,870	20,075	-1,983
BC card	3,059,560	69.5%	633,004				3,059,560	69.5%	633,004	3,555,624	148,958
H&C Network	8,903	1.0%	848				8,903	1.0%	848	89,726	626
KT innoedu	5,390,980	95.6%	5,539	2,068,000	1,034	-6,573	7,458,980	96.8%	—	6,477	103
KT Hitel	22,750,000	63.7%	120,078				22,750,000	63.7%	120,078	249,202	4,298
KT Commerce, Inc.	266,000	19.0%	1,782				266,000	19.0%	1,782	132,675	1,180
KT mhows Co., Ltd.	510,000	51.0%	3,344	250,000	3,450		760,000	76.0%	6,794	28,539	2,865
KT M&S Co., Ltd.	47,400,000	100.0%	124,564				47,400,000	100.0%	124,564	247,854	-12,955
KT Music Co., Ltd.	20,904,514	50.0%	37,417				20,904,514	50.0%	37,417	110,080	8,235
Nasmedia Co., Ltd	3,742,406	45.4%	23,051				3,742,406	42.8%	23,051	192,275	11,500
Nsearch Marketing				17,393	20,000		17,393	33.3%	20,000	84,928	731
KT Sat	10,000,000	100.0%	390,530				10,000,000	100.0%	390,530	744,653	36,266
KT Strategic Investment Fund No. 2	200	90.9%	20,000				200	90.9%	20,000	14,429	-4,080
KT Strategic Investment Fund No. 3	0	0.0%	—	65	6,500		65	86.7%	6,500	7,533	-99
KT -Music Contents Investment fund no.1	2,450,000,000	23.3%	2,450				2,450,000,000	23.3%	2,450	10,592	103
KT Sprorts	1,320,000	66.0%	6,600				1,320,000	66.0%	6,600	16,925	-198
KT -Michigan Global Contents Fund	3,140,000,000	49.1%	3,140	6,280,000,000	6,280		9,420,000,000	53.5%	9,420	16,250	-514
Autopion	400,000	100.0%	2,000				400,000	100.0%	2,000	6,163	-409
KT M mobile	20,000,000	100.0%	100,000	20,000,000	100,000		40,000,000	100.0%	200,000	131,446	-40,041
Kt investment.inc	4,000,000	100.0%	20,000				4,000,000	100.0%	20,000	17,759	-1,024
Smart Channel	1,300,000	65.0%	—	-1,300,000			0	0.0%	—
Korea Telecom America, Inc.	6,000	100.0%	4,064	-1,500	-1,688		4,500	100.0%	2,376	4,464	181
Korea Telecom Japan Co., Ltd.	6,684	100.0%	22,867			-22,867	6,684	100.0%	—	3,592	-1,391
Korea Telecom China Co., Ltd.	0	100.0%	2,160				0	100.0%	2,160	532	60
KT Dutch B.V.	222,098	100.0%	55,847				222,098	100.0%	55,847	34,197	85
PT.KT Indonesia	198,000	99.0%	108				198,000	99.0%	108	16	-7
kt Belgium	66,049,999	99.9%	69,461				66,049,999	99.9%	69,461	79,391	-67
KT ORS Belgium	1,829,999	99.9%	1,961				1,829,999	99.9%	1,961	2,013	-46
KBTO	30	60.0%	483	43,210	1,295		43,240	75.0%	1,778	1,166	-2,587
Hong Kong Telecom	0	0.0%	—	405,000	460		405,000	100.0%	460	1,571	120

VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)
Chang-Gyu Hwang	Chief Executive Officer	January 2014	January 23, 1953	2020 AGM
Heon Moon Lim	President	March 2014	November 15, 1960	2018 AGM
Hyeon Mo Ku	President	March 2016	January 13, 1964	2018 AGM
Outside Directors (1)
Do Kyun Song	Senior Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2019 AGM
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2019 AGM
Jong-Gu Kim	Corporate lawyer, New Dimension Law Group	March 2014	July 7, 1941	2020 AGM
Suk-Gwon Chang	Dean, School of Business, Hanyang University	March 2014	February 21, 1956	2018 AGM
Dae-Geun Park	Professor, Department of Economics and Finance, Hanyang University	March 2014	March 15 1958	2018 AGM
Dong-Wook Chung	Senior Counsel, Law Firm Kim¸Choi & Lim	March 2015	August 22, 1949	2018 AGM
Gae-Min Lee	(Former)Editor-in-chief, The Korea Economic Daily	March 2017	November 1, 1946	2020 AGM
Il Lim	Professor, Business Administration, Yeonsei University	March 2017	March 20, 1966	2020 AGM

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

2. Senior Management

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
In-Hoe Kim	Senior Executive Vice President, CEO Office	December 2015	3	June 25, 1964
Cheol-Soo Kim	Senior Executive Vice President, Chief Marketing Office, Customer Business Group	December 2015	3	February 7, 1963
Kyu-Taek Nam	Senior Executive Vice President, Chief Operating Office, Corporate Management Group, Human Resources Office	December 2015	31	February 6, 1961
Soo-Ho Maeng	Senior Executive Vice President, Corporate Relations Group	December 2015	21	October 16, 1959
Seong-Mook Oh	Senior Executive Vice President, Network Group	December 2012	31	August 20, 1960
Kyoung-Lim Yun	Senior Executive Vice President, Future Convergence Business Office	December 2014	7	June 14, 1963
Dong-Myun Lee	Senior Executive Vice President, Institute of Convergence Technology	January 2014	25	October 15, 1962
Mun-Whan Lee	Senior Executive Vice President, Enterprise Business Group	December 2015	28	October 1, 1963
Kook-Hyun Kang	Executive Vice President, Chief Marketing Office, Marketing Group	December 2015	28	September 8, 1963
Jae-Hyeon Kim	Executive Vice President, Chief Marketing Office, Customer Business Group, Southern Seoul Sales Headquarter	December 2014	20	September 26, 1962
Hyoung-Wook Kim	Executive Vice President, Platform Business Planning Office	December 2015	19	April 24, 1963
Sang-Bong Nam	Executive Vice President, Chief Operating Office, Corporate Planning Group, Legal Affairs Office	January 2014	4	October 19, 1963
Byung-Sam Park	Executive Vice President Chief Operating Office, Corporate Planning Group, Legal Affairs Office, Legal Affairs Department 1	April 2014	4	October 13, 1966
Yoon-Young Park	Executive Vice President, Enterprise Business Group, Enterprise Business Consulting Unit	June 2015	21	April 18, 1962
Kwang Suk Shin	Executive Vice President, Chief Operating Office, Corporate Planning Group, Financial Management Office	December 2014	28	January 5, 1960

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
Soo-Jung Shin	Executive Vice President, Chief Operating Office, IT Planning Group	December 2015	3	August 10, 1965
Jong-Jin Yoon	Executive Vice President, Public Relations Office	December 2015	2	February 9, 1964
Dae-San Lee	Executive Vice President, Chief Operating Office, Corporate Management Group	December 2014	29	January 10, 1961
Cheol-Gyu Lee	Executive Vice President, Network Group, Gangbuk Network O&M Headquarter	December 2015	31	August 24, 1960
Pill-Jai Lee	Executive Vice President, Chief Marketing Office, Marketing Group, Marketing Strategy Business Unit	December 2015	29	October 3, 1961
Tae-Sung Lim	Executive Vice President, Global Business Initiative Office	December 2014	26	March 4, 1963
Hong-Beom Jeon	Executive Vice President, Institute of Convergence Technology, Infra Laboratory	January 2014	25	October 3, 1962
Yeong-Ik Choi	Executive Vice President, Corporate Relations Group, Corporate Relations & Support Office	September 2014	22	January 5, 1961
Myung-Beom Pyun	Executive Vice President, Chief Marketing Office, Customer Business Group, Busan Sales Headquarter	December 2014	20	June 19, 1960
Won-Sic Hahn	Executive Vice President, Chief Operating Office, Corporate Planning Group, SCM Strategy Office	December 2015	32	October 26, 1960
In-Sik Kang	Senior Vice President, Chief Marketing Office, Marketing Group, Media Business Unit, Media Contents Department	December 2015	9	March 27, 1960
Ki-Young Ko	Senior Vice President, Network Group, Global Technology Consulting Unit	January 2014	25	October 20, 1963
Yoon-Jeon Koh	Senior Vice President, Chief Marketing Office, Marketing Group, Customer Analysis Office	December 2015	21	July 12, 1967
Dae-Gi Gong	Senior Vice President, Chief Marketing Office, Customer Business Group, Gangwon Sales Headquarter	December 2014	30	March 13, 1960
Min-Yong Kwon	Senior Vice President, Chief Marketing Office, Customer Business Group, Jeonnam Sales Headquarter	December 2015	24	September 20, 1966
Kyoung-Il Kim	Senior Vice President, Chief Marketing Office, Customer Business Group, Daegu Sales Headquarter	March 2015	20	May 25, 1967
Kwang Dong Kim	Senior Vice President, Economics & Management Research Institute, ICT Policy Research TF	February 2016	1	November 24, 1970
Ki-Taek Kim	Senior Vice President, Chief Marketing Office, Marketing Group, GiGA Business Unit	December 2015	18	August 2, 1965
Dong-Sik Kim	Senior Vice President, Chief Operating Office, Corporate Planning Group, Financial Management Office, Cost Innovation Department	December 2015	26	October 18, 1966
Man-Sik Kim	Senior Vice President, Corporate Relations Group, Corporate Relations & Cooperation Office, Fair Competition Department	January 2014	11	April 9, 1967
Bong-Gyun Kim	Senior Vice President, Chief Marketing Office, Customer Business Group, Biz Customer Business Unit	December 2015	20	October 3, 1972
Young-Myoung Kim	Senior Vice President, Future Convergence Business Office, Creative Economy Initiative Unit	December 2015	28	November 13, 1961
Young-Sik Kim	Senior Vice President, Network Group, Field Support Unit	December 2015	27	March 15, 1961
Young-Ho Kim	Senior Vice President, Chief Marketing Office, Customer Business Group, Sales Operating Business Unit	December 2015	20	September 3, 1966
Weon-Kyung Kim	Senior Vice President, CEO Office, Corporate Strategy Research Department	December 2015	26	June 15, 1963
Yi-Shik Kim	Senior Vice President, Platform Business Planning Office, Big Data Center	December 2014	4	October 16, 1968
June-Keun Kim	Senior Vice President, Platform Business Planning Office, GiGA IoT Business Unit	December 2015	7	November 12, 1966
Tae-Gyun Kim	Senior Vice President, Future Convergence Business Office, Future Business Development Unit, Smart Connectivity Business Department	December 2015	22	May 6, 1971

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
Hyung-Joon Kim	Senior Vice President, Network Group, PyeongChang Winter Olympic Games Business Unit	December 2014	21	November 2, 1963
Hoon-Bae Kim	Senior Vice President, Platform Business Planning Office, Platform Service Business Unit	December 2015	21	December 13, 1963
Hee-Su Kim	Senior Vice President, Economics & Management Research Institute	December 2014	6	October 15, 1962
Jung-Yong Moon	Senior Vice President, Chief Operating Office, Corporate Management Group, Corporate Culture Office	December 2015	23	August 24, 1962
Kyeong-Weon Park	Senior Vice President, Chief Marketing Office, Customer Business Group, Fieldwork Supporting Unit	December 2014	28	June 25, 1963
Dae-Su Park	Senior Vice President, Economics & Management Research Institute	December 2014	28	October 28, 1963
Dong-Seope Park	Senior Vice President, Enterprise Business Group, Enterprise Business Performing Unit	December 2015	31	November 5, 1961
Sang-Hoon Park	Senior Vice President, Network Group, Field Support Unit, Mobile Access Network Quality Department	December 2014	27	September 29, 1962
Jae-Yoon Park	Senior Vice President, Network Group, Busan Network O&M Headquarter	December 2015	31	December 18, 1960
Jong-Ryeol Park	Senior Vice President, Chief Operating Office, Corporate Planning Group, SCM Strategy Office, SCM Strategy Department	December 2015	30	March 14, 1963
Jong-Ook Park	Senior Vice President, Chief Operating Office, Corporate Planning Group, Strategy & Planning Office	December 2014	24	January 24, 1962
Jong-Jin Barg	Senior Vice President, Chief Marketing Office, Customer Business Group, Chungbuk Sales Headquarter	December 2014	25	August 14, 1963
Gyu-Tae Baek	Senior Vice President, Institute of Convergence Technology, Service Laboratory	December 2015	21	March 3, 1959
Sang-Wook Seo	Senior Vice President, Chief Operating Office, Corporate Planning Group, Strategy & Planning Office, Strategic Investment Department	June 2014	5	January 26, 1972
Chang-Seok Seo	Senior Vice President, Network Group, Network Strategy Unit	December 2014	23	July 5, 1967
Sook-Kyung Sung	Senior Vice President, Institute of Convergence Technology, Infra Laboratory, Intellectual Property Rights Department	January 2014	17	November 18, 1964
Kyung-Min Song	Senior Vice President, CEO Office, Group Relations Unit	December 2015	22	November 25, 1963
Jae-Ho Song	Senior Vice President, Future Convergence Business Office, Future Business Development Unit	July 2015	24	March 26, 1966
Keum-Seok Shin	Senior Vice President, CEO Office, Ethics Center, Corporate Audit Department	December 2014	27	February 18, 1965
Hyun-Sam Shin	Senior Vice President, Chief Operating Office, Corporate Management Group, Group Human Development Academy, Educational Dispatch	February 2016	26	November 12, 1962
Hyun-Yok Sheen	Senior Vice President, Chief Operating Office, Corporate Management Group, Management Support Office	January 2014	23	August 25, 1968
Sang-Keun Ahn	Senior Vice President, Chief Marketing Office, Customer Business Group, Northern Seoul Sales Headquarter	December 2014	18	September 10, 1962
Sung-Kyu Yang	Senior Vice President, Chief Marketing Office, Customer Business Group, Customer Value Management Unit	December 2015	29	March 14, 1962
Man-Soo Oh	Senior Vice President, Chief Marketing Office, Customer Business Group, Jeonbuk Sales Headquarter	December 2014	29	February 9, 1961
Mi-Na Oh	Senior Vice President, Chief Operating Office, Corporate Management Group, Group Human Development Academy, Educational Dispatch	February 2016	23	April 11, 1969
Young-Ho Oh	Senior Vice President, Corporate Relations Group, Corporate Relations & Cooperation Office	December 2015	19	September 16, 1962
Jeong-Min Woo	Senior Vice President, Chief Operating Office, IT Planning Group, Next Generation System Development Unit	December 2014	22	February 25, 1964

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company (2)	Date of Birth
Sang-Kyu Yoo	Senior Vice President, Chief Marketing Office, Customer Business Group, Chungnam Sales Headquarter	December 2015	20	September 22, 1962
Yang-Hwan Ryoo	Senior Vice President, Future Convergence Business Office, Smart Energy Business Unit	December 2015	38	October 12, 1958
Hee-Kwan Ryu	Senior Vice President, Chief Marketing Office, Marketing Group, Media Business Unit	December 2015	23	July 2, 1962
Kyung-Keun Yoon	Senior Vice President, CEO Office, Biz Trend Research Department	December 2014	20	January 14, 1963
Hye-Jeong Yun	Senior Vice President, Platform Business Planning Office, Big Data Center	December 2015	26	June 12, 1966
Kang-Soo Lee	Senior Vice President, Chief Operating Office, IT Planning Group, IT Strategy & Planning Department	December 2015	21	January 10, 1967
Kong-Hwan Lee	Senior Vice President, Chief Operating Office, Corporate Management Group, Human Resources Office	December 2014	22	September 20, 1966
Mi-Hyang Lee	Senior Vice President, Future Convergence Business Office, Future Business Development Unit, Future Business Development TF	December 2015	27	January 26, 1965
Sang-Yong Lee	Senior Vice President, Enterprise Business Group, Enterprise Business Consulting Unit, ICT Convergence Business Consulting Department	December 2014	6	December 23, 1967
Sun-Woo Lee	Senior Vice President, Chief Marketing Office, Marketing Group, Enterprise Solution Business Unit	December 2014	26	January 17, 1966
Sung-Q Lee	Senior Vice President, Chief Operating Office, Corporate Management Group, Management Support Office, Labor Relations Department 1	December 2014	27	December 24, 1965
Seung-Yong Lee	Senior Vice President, Corporate Relations Group, Corporate Relations & Cooperation Office	December 2015	24	May 18, 1964
Chang-Geun Lee	Senior Vice President, Chief Operating Office, Corporate Management Group, Group Human Development Academy, Educational Dispatch	February 2016	25	December 11, 1967
Hyon-Seog Lee	Senior Vice President, Chief Marketing Office, Customer Business Group, Customer Planning Business Unit	December 2015	25	March 10, 1962
Hyeon-Seuk Lee	Senior Vice President, Chief Marketing Office, Marketing Group, Device Business Unit	December 2014	20	November 12, 1966
Sang-Kwi Chang	Senior Vice President, Chief Operating Office, Corporate Planning Group, Legal Affairs Office, Legal Affairs Department 2	May 2014	3	July 12, 1968
Hee-Youp Chang	Senior Vice President, Chief Marketing Office, Customer Business Group, Western Seoul Sales Headquarter	December 2014	31	October 1, 1959
Yoon-Sik Jeong	Senior Vice President, Enterprise Business Group, Enterprise Customer Business Unit	December 2014	8	September 30, 1964
Jun-Su Jeong	Senior Vice President, CEO Office, Ethics Center	December 2015	25	November 2, 1962
Hyun-Meen Jung	Senior Vice President, Network Group, Field Support Unit, Core Network Quality Department	December 2015	31	November 5, 1960
Chang-hwan Cho	Senior Vice President, Chief Operating Office, Corporate Planning Group, Financial Management Office, Tax Department	January 2016	2	May 10, 1962
Young-Min Choi	Senior Vice President, Chief Operating Office, Corporate Management Group, Group Human Development Academy	January 2015	2	September 8, 1961
Han-Kyu Choi	Senior Vice President, Network Group, Network O& M Unit	December 2015	30	September 1, 1960
Sang-Hyun Han	Senior Vice President, Enterprise Business Group, Public Customer Business Unit	December 2015	30	April 2, 1963
Gyung-Pyo Hong	Senior Vice President, Institute of Convergence Technology, Convergence Laboratory	December 2014	30	June 10, 1962

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Does not include period of employment by KT Corporation’s affiliates.

3. Current Status of Employees

(Unit: Persons, Years, Won million)
Type	Number of Employees			Average Years in Continuous	Total	Average Payroll per
	General	Other	Total	Service	Payroll	Person	Note
Total	22,981	594	23,575	19.7	1,690,011	76

➢	Number of employees as of December 31, 2016 (excluding executive directors).

➢	Average years in continuous services: Calculated using aggregate years of service of employees as of December 31, 2016 divided by number of employees as of December 31, 2016.

➢	Average payroll per person: Calculated using yearly average number of employees (22,291 employees).

4. Remuneration to Executive Officers

(1)	Total Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

			(Unit: Won million)
Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person
3 Inside Directors	4,292	5,900	1,431
8 Outside Directors	642		80

➢	The total amount paid and the average amount paid per person include the compensation for directors who resigned in 2016.

(2)	Remuneration paid to Inside Directors

		(Unit: Won million)
Name	Position	Total Amount Paid
Chang-Gyu Hwang	Chief Executive Officer	2,436
Heon Moon Lim	President	900
Hyeon Mo Ku	Senior Executive Vice President	672

Name	Type		Total Amount Paid	Note
Chang-Gyu Hwang	Earned income	Salary	573	Based on the resolution of the board of directors, the total base pay was 373 million won and the total position pay was 200 million won
		Incentives	1,858

Based on the resolution of the board of directors, the incentives has been decided by evaluating the sales figures and operating profits of the previous year as the quantitative indicators and considering the business competitiveness and the status as the qualitative indicators comprehensively. The short-term incentives can be 0~250% of the base pay and the long-term incentives can be 0~340% of the base pay.

We have calculated and paid 1,858 million won in consideration of the earning results (sales of 17.029 trillion won and operating profit of 1.060 trillion won in 2016) and the strengthened business competitiveness based on GiGA infrastructure and 5G leadership.

		Stock option	—	—
		Fringe benefits	5	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid	Note
Heon Moon Lim	Earned income	Salary	367	Based on the resolution of the board of directors, the total base pay was 267 million won and the total position pay was 100 million won
		Incentives	518

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~119% of the base pay. We have calculated and paid 518 million won in consideration of the leadership as the chief of Marketing Office.

		Stock option	—	—
		Fringe benefits	15	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid	Note
Hyeon Mo Ku	Earned income	Salary	239	Based on the resolution of the board of directors, the total base pay was 211 million won and the total position pay was 100 million won * 239 million won calculated by the period of director
		Incentives	413

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~60% of the base pay.

We have calculated and paid 413 million won in consideration of the new business strategy and cost efficiency as the chief of the management group.

		Stock option	—	—
		Fringe benefits	20	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

(3)	Grant and Exercise of Stock Option

*	Not applicable as of December 31, 2016.